                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A
                                (AMENDMENT NO. 2)


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934






                              iBIZ TECHNOLOGY CORP.
           ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Florida                                            86-0933890
----------------------------------                        ----------------------
 (State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)


     1919 West Lone Cactus, Phoenix, Arizona                           85021
-----------------------------------------------------             --------------
     (Address of principal executive offices)                       (Zip Code)


Issuer's telephone number, including area code:                (623) 492-9200
                                                            --------------------

           Securities to be registered under Section 12(b) of the Act:

                                      None


           Securities to be registered under Section 12(g) of the Act:

                     Common stock, $.001 par value per share

PART I

                             DESCRIPTION OF BUSINESS

iBIZ HISTORY

                  iBIZ Technology Corp. (the "Company" or "iBIZ") was originally incorporated under the laws of the State of Florida in 1994. From its incorporation through December 31, 1998, the Company operated as a development stage company with no operations or revenues while it sought to identify a strategic business combination with a private operating company. To facilitate the acquisition of a private company doing business outside of its initial purpose upon incorporation, the corporation changed its name to EVC Ventures, Inc. in May 1998 and to INVNSYS Holding Corporation in October 1998.

                  Effective January 1, 1999, the Company entered into a Plan of Reorganization and Stock Exchange Agreement with INVNSYS Technology Corporation ("INVNSYS") and various shareholders of INVNSYS (the "Reorganization"). As a result of the Reorganization, INVNSYS became a wholly-owned subsidiary of the Company. On February 1, 1999, INVNSYS Holding Corporation changed its name to iBIZ Technology Corp.

                  While operating as a development stage company, the Company's officers and directors were not compensated for their services. From incorporation through December 31, 1994, Mr. Julio A. Padilla served as President and sole Director. Mr. Eric P. Littman served as President and sole Director from January 1, 1995 through July 9, 1998. Thereafter, Mr. John Xinos served as President, Secretary, and Treasurer from July 10, 1998 through December 31, 1998. Messrs. Padilla, Littman and Xinos are no longer involved in the management of iBIZ and are believed not to be shareholders.

                  The Company conducts business solely through its operating subsidiary INVNSYS. For the convenience of the reader, hereinafter, this Form 10-SB/A will refer to the parent company as iBIZ and the wholly-owned operating company as INVNSYS.

                  INVNSYS (formerly known as SouthWest Financial Systems, Inc.) was founded in 1979. Under the direction of INVNSYS' founder, Kenneth Schilling, the company initially focused on distributing front-end bank branch automation computer systems for networking applications. INVNSYS acted as a regional distributor for SHARP Electronics ("SHARP"), a privately held Japanese manufacturer of computers and electronic devices. In addition, INVNSYS also distributed the products of Billcon Company, Ltd., and Glory, manufacturers of bank automation and money processing systems.

                  In 1985, INVNSYS became a master distributor of SHARP products and acquired the exclusive rights to distribute SHARP products to financial institutions in the western United States. Between 1987 and 1990, INVNSYS won various awards from SHARP for outstanding sales performance. Also during this time, INVNSYS began to participate in the design of computer systems for financial institutions. In cooperation with Wells Fargo Bank and SHARP,

INVNSYS produced the first plain paper facsimile machine in 1990.

                  In 1992, INVNSYS began to design and build its own computer systems, focusing on integrated systems for the banking industry. In 1993, INVNSYS terminated its relationship with SHARP and focused on developing its own products. In approximately 1994, INVNSYS began working in conjunction with Epson America ("Epson"), a leading manufacturer of point-of-sale computer products, in the development of products for the banking industry. For example, INVNSYS designed a software program which enabled Epson transactional printers to produce cashier's checks, an industry innovation. In addition, in cooperation with Epson, INVNSYS designed and marketed a stackable computer system for financial institutions. In 1996, INVNSYS produced its first entry into the market for complete computer systems with its Vision 2000 Multimedia Notestation, an Intel Pentium-based computer/printer combination. In October 1998, INVNSYS began to market its current line of business transaction computers, the iT series.

                  iBIZ's principal offices are located at 1919 West Lone Cactus, Phoenix, Arizona 85021. iBIZ maintains a website at www.ibizcorp.com. The information on the website should not be considered part of this Form 10-SB/A.

PRODUCTS

                  INVNSYS engages in the business of designing, manufacturing and distributing small-footprint desktop computers, transaction printers, general purpose financial application keyboards, numeric keypads, cathode ray tube ("CRT") and liquid crystal display ("LCD") monitors and related products. INVNSYS also markets a line of original equipment manufacturer ("OEM") notebook computers and distributes a line of Epson transactional printers.

                  INVNSYS' continued success is dependant upon the introduction of new products and the enhancement of existing products. INVNSYS is actively engaged in the design and development of additional computers and peripherals to augment its present product line. Currently, INVNSYS designs many of its products in-house. INVNSYS employs a four-person product design and development staff which is managed directly by Kenneth Schilling. During 1998, INVNSYS did not incur costs specifically allocated to research and development. During fiscal 1999, INVNSYS spent Five Thousand Fourteen Dollars ($5,014.00) on expenses directly allocated for research and development. Although for financial accounting purposes INVNSYS has historically not allocated any significant expenses to research and development because its equipment manufacturers actually implement the innovations of senior level management of INVNSYS, iBIZ considers salaries paid to senior level management involved in product design and development as costs related to research and development.

                  Because of the rapid pace of technological advances in the personal computer industry, INVNSYS must be prepared to design, develop, manufacture and market new and more powerful hardware products in a relatively short time span. While INVNSYS believes that it has been successful to date in accomplishing that goal, there can be no assurance that it will continue to do so in the future.

                  Business Application Small Footprint Computers

                  INVNSYS believes its iT-8000 has the smallest footprint of any desktop personal computer in the industry. (A "footprint" is the amount of desk space the computer terminal covers.) The iT-8000 provides the convenience of a small footprint and the power of a traditional desktop unit. The iT-8000's compact dimensions allow it to be installed in areas where the physical space available to install a computer is limited. These applications include corporate workstations, branch bank teller platforms, supermarkets and other retail point-of-sale ("POS") machines. The iT-8000 is also suited to other space-conscious settings such as a hospital patient bedside.

                  Standard features include extra serial ports for attaching peripheral devices such as magnetic card readers or check readers and a built-in LAN connection. Currently, the iT-8000 may be configured with Intel Pentium processors with MMX Technology (75Mhz through 233Mhz), from 2 to 256 megabyte ("MB") random access memory ("RAM"), a standard 2.5" hard drive, providing current industry capacity of up to 13 gigabyte ("GB"), and 10.4", 12.0" or 13.3" color LCD panels.

                  Personal Computers

                  Capitalizing on its knowledge and success in designing computer systems for the financial institution industry, INVNSYS has expanded its product line to include personal home computers.

                  Sahara. The Sahara Databook is a small footprint desktop computer which integrates optional Intel Pentium II/III processor power, simplified networking and sophisticated manageability features into a compact form. INVNSYS believes its flexible design allows original equipment manufacturers ("OEMS") to deliver a range of uses, from a fully-featured corporate workstation to a stripped-down network personal computer. The Sahara is sold in four basic configurations, each allowing customers to pick the options most suitable for their purposes.

                  Safari. The Safari is a small footprint computer with a full array of local area network ("LAN"), P.O.S., entertainment and internet applications. The Safari is offered with a range of processors including Intel Pentium, Cyrix, IBM, and AMD, may provide up to 256 MB RAM, and can be equipped with an optional LCD panel, 20X Slim Size CD-ROM drive and a 3D full duplex sound module.

                  Keyboards

                  Historically, INVNSYS has designed and marketed a range of keyboards and numeric keypads for financial institutions. Such products currently include the Geno 628 data pad, the Serial data numeric-only key pad, the ACK-540GP keyboard, and the TV-3682, a space-efficient keyboard designed for bank branch teller applications. The TV-3682 is encoded with a proprietary software which allows the keyboard to be used with any computer without the need to install a driver. To aid numeric input, the numeric pad is given prominence over the alpha pad. The TV-3682 also incorporates a touchpad mouse with no moving parts, which saves space and improves reliability.

                  Capitalizing on the expanding market for powerful, handheld organizers, INVNSYS recently introduced its KeySync Keyboard ("KeySync"). The KeySync directly connects to all Palm devices, including the Palm5, PalmPilot and PalmIII produced by 3COM, and allows users to more easily input data into their organizers. The KeySync is integrated with the Palm products through KeyLink software, exclusively designed for and licensed to INVNSYS.

                  The KeySync's dimensions are 10" x 4-1/2" x 1-1/4" (LxWxH), and offers a sixty-two (62) key keyboard, six (6) programmable function keys and uses three (3) "AAA" batteries to minimize draining the Palm's battery. In addition to Palm products, future KeySync releases may also be used as an input device to function with the Casio Cassiopeia, Everex Freestyle, and Philips Nino Palm PC handheld organizer product lines.

                  Palm Pilot Accessories

                  INVNSYS recently began selling a foldable cradle to hold the various Palm Pilot products. Management believes this cradle is easier to use than the products offered by competitors. INVNSYS also began selling a 12-volt power adapter to enable recharging of the batteries used in the Palm Pilot in a vehicle's cigarette lighter.

                  Displays and Monitors

                  INVNSYS also offers a line of space-saving, zero-emission LCD flat panel displays under the name "iView." INVNSYS believes these LCD monitors provide superior viewing angles, graphic display and brightness over conventional monitors while consuming less energy. Moreover, LCD panels do not flicker like conventional CRT monitors, thus reducing eye strain and user fatigue. INVNSYS' LCD panels take up less than one-tenth of the space needed for an equivalent cathode ray tube ("CRT") monitor and are some of the thinnest available on the market. INVNSYS believes that the flat LCD panel gives the monitor a competitive edge over conventional CRT products by providing equivalent screen sizes in less space.

                  The computer industry is currently experiencing a shortage of LCD panels. To date, INVNSYS has been able to obtain adequate supplies of LCD panels and has not experienced any significant production delays as a result of the shortage. However, if the shortage continues and INVNSYS' demand increases, INVNSYS may experience difficulties in meeting customer demand.

                  INVNSYS also offers a range of conventional CRT monitors in sizes 14 to 21 inches with digital controls.

                  Planned Product Introductions

                  Thin-client Terminals. Presently, INVNSYS is developing a line of "thin-client" computers. Thin-client computers are scaled down devices with limited memory and no local storage capability designed to be integrated with a centralized server. In a thin-client environment, network software applications remain on the server, while the terminal functions as the gateway to the system. INVNSYS believes thin-client systems offer increased manageability and better security as all applications run on the server and not the terminal.

                  INVNSYS' thin-client computer, the iTerm-8000 (a derivative of the iT-8000), will support up to a 233 Mhz processor, 128 MB RAM, optional floppy and hard drives, and offers an attached LCD monitor. The iTerm 8000 will come with Citrix Systems, Inc. ("Citrix") Independent Computing Architecture ("ICA") as the server application which will be compatible with Citrix MetaFrame and WinFrame software.

                  iT-9000. INVNSYS is currently developing a new small footprint Pentium II/III computer with attachable LCD monitor, currently called the iT-9000. The iT-9000 combines numerous technologies into less than one square-foot of desktop space. As a highly flexible, open-architecture platform, the iT-9000 can be configured for multiple computing roles. The iT-9000 will provide functions for visual Internet access, in-home video monitoring, family message center, home security, home control and high-resolution television reception. INVNSYS believes that by eliminating the necessity of assembling numerous electronic components, the iT-9000 will present an all-in-one solution to office desktop overcrowding. With its optional under-cabinet mounting, INVNSYS believes the iT-9000 will provide a solution to extremely limited home and office work areas.

                  The iT-9000 will offer a flip-down LCD panel, and will utilize the latest Pentium III processor technology. The iT-9000 is undergoing final product evaluation and has an anticipated consumer delivery slated for the fourth quarter of 1999 or the first quarter of 2000.

                  Lapboard. INVNSYS is also in the final stages of development of a wireless keyboard to be marketed under the name "Lapboard." This keyboard incorporates RF wireless technology and is suitable for a variety of applications including general computing, Web TV and Dish Technology. The Lapboard is ergonomically designed and features an elevated palm rest allowing the hands to be in a more natural position above the alpha keys, thus alleviating stress on the wrist. In addition, the Lapboard will offer a "bottom case" contoured for the user's lap. INVNSYS has incorporated several flexible design elements into the Lapboard, such as an interchangeable pointing device for users who prefer a trackball instead of the standard mouse touchpad. A joystick module and a sixteen (16) key programmable keypad have also been designed as interchangeable elements. INVNSYS currently anticipates full production of the keyboard for a November 1999 delivery.

                  OEM Notebook Computers

                  In addition to designing its own products, INVNSYS also offers a complete line of competitively priced, build-to-order notebook computers manufactured by Twinhead Corporation ("Twinhead") and marketed under the name "iBook." Currently, INVNSYS offers three (3) notebook models, the Apache, Phoenix and RoadRunner.

                   RoadRunner. INVNSYS believes the RoadRunner offers powerful computing power in a lightweight design. At only 1" high and 3.7 pounds, the RoadRunner is half the weight of most competing notebooks.

                  The RoadRunner offers Intel Pentium processors with MMX Technology up to 366Mhz, as well as Pentium III processors, a built in 56k fax/modem, external FDD/24X CD-ROM module or DVD drive, a full size keyboard and a full 12.1" TFT screen offering resolution as high as 800 x 600 pixels. The RoadRunner offers 32 MB of memory, which can be upgraded to 160 MB. Utilizing Twinhead's patented (pending) battery auto calibration system and the notebook's Advanced Configuration and Power Interface ("ACPI") power management standard, which automatically monitors and optimizes battery use, the RoadRunner provides up to 2.5 hours of full battery usage.

                  Apache. The Apache offers high performance in an ultra-slim (1.54 mm high), compact unit. Models have a range of central processing units ("CPU's") from the Celeron MMC1 366Mhz to the fastest of mobile processors, the Dixon Pentium II MMC1 400Mhz. The Apache has a 16-bit stereo sound system with built-in stereo speakers and microphone supporting full-duplex sound, a 3D graphics system with 2 MB of video RAM operating over a 64-bit memory bus and a built-in 24X CD-ROM, which is interchangeable with a 2X DVD-ROM drive. The Apache offers resolution as high as 1024 x 768 pixels with its 13.3" (XGA) or 12.1" (SVGA) built-in TFT screen.

                  The Apache can be installed with up to 256 MB of memory using industry-standard Synchronous Dual in-line Memory Modules ("SO DIMM"). To improve slow input/output, the Apache also features a fast hard disk drive, an optional built-in 56 Kbps modem and a 32-bit CardBus PC card drive. The Apache also offers an infrared port which allows wireless file transfer and printing to other infrared-enabled systems.

                  INVNSYS believes power saving is a major concern for notebook users. To address this issue, the Apache offers a processor which consumes up to forty percent (40%) less energy than a comparable desktop processor. In addition, the Apache has numerous user-controlled power management routines including suspend to RAM and suspend to disk. The Apache comes with Twinhead's patented (pending) battery auto calibration system, which monitors and optimizes battery use automatically. Using ACPI in tandem with battery auto calibration, battery life can be extended to more than three (3) hours on one charge. The battery will automatically recharge in approximately four (4) hours when the AC adapter is plugged in and the notebook is in suspend mode.

                  INVNSYS believes the Apache is designed to be user friendly. It offers OSD (On-Screen Display), which allows the user to see volume and brightness changes as made. Screen brightness can be changed with special hot keys. The modular 9.5 mm hard disk drive may be removed, thus allowing users to switch hard disk drives quickly and keep data secure.

                  Phoenix. INVNSYS believes the Phoenix is a desktop computer replacement, providing the user with accelerated graphics in a portable package. This notebook is designed to provide all the functions of a powerful desktop multimedia system in a compact, lightweight notebook format. The Phoenix weighs
6.8 pounds and measures 12.2" x 9.8" x 1.6" (LxWxH). INVNSYS believes it is slimmer and lighter than most other notebooks while providing superior performance and convenience.

                  The Phoenix utilizes the latest Intel Pentium II 300 to 400 MHz processors. The notebook features a 10 GB hard disk drive, an optional built-in 56 Kbps modem, two (2) PC Card slots with integrated CardBus and Zoomed Video, an infrared port and a built-in 24X CD-ROM, which is interchangeable with a 2X DVD-ROM drive.

                  The Phoenix incorporates the latest 2X AGP-bus interface, which is four (4) times faster than the fastest PCI-bus. In addition, the Phoenix offers 4 MB of video RAM operating over a 64-bit memory bus, a VGA chip, and a hardware DVD accelerator with MPEG II support which allows users to watch full-screen video without dropping frames.

                  The Phoenix may be configured with a 1024 x 768 pixel built-in 13.3" or 14.1"(XGA) FTF screen and may be connected to an external monitor or television via built-in ports.

                  For sound applications, the Phoenix offers the ESS Maestro-2M PCI, which is the latest industry standard, is compatible with the 16-bit Sound Blaster Pro, and supported by Microsoft DirectAudio and Direct 3D for use in Windows NT 5.0 or Windows 98 systems. It features integrated 3D audio effects as well as dual channel full duplex operation.

                  The Phoenix comes with an Intel MMC2 CPU module, which allows for easy upgrades. In addition, the notebook's modular design allows for several configurations. The notebook may be configured with anywhere from 32 to 256 MB of RAM. The modular hard disk drive may be removed and replaced with an alternate drive. Users also have the choice of 24X CD-ROM or 2X DVD-ROM, depending on their needs. Also available in the Phoenix is an LS-120 drive, which reads and writes to 120MB Superdisks as well as standard 3.5" floppy disks. An additional expandability option for the Phoenix is the proprietary port replicator, which duplicates all of the connectors that are available on the rear side of the notebook and adds one extra PS/2 port, one stereo line-out connector and a Game/MIDI port.

                  For communications, the Phoenix offers an optional 56 Kbps fax/modem which facilitates dial-up networking, a full duplex sound system and built-in microphone and stereo speakers which allow the Phoenix to be installed with voicemail and speakerphone functions. Network connections are possible through a 32-bit CardBus slot. In addition, the Phoenix offers an infrared port which allows wireless file transfer and printing to other infrared-enabled systems.

                  The Phoenix supports all the new functions provided with the Windows 98 operating system. Power management is optimized with an advanced power management system. Whenever the notebook's processor is not operational for a short time, the processor becomes idle so that it consumes less power. When the processor resumes working, it returns to full speed almost instantaneously with no loss of performance. The Phoenix also supports Twinhead's patented (pending) battery auto calibration system, which monitors and optimizes battery use at the touch of a key, ensuring longer battery life.

                  Epson Computers and Peripherals

                  INVNSYS is an authorized distributor of Epson computers and peripherals. INVNSYS distributes the Epson TM-U325, a low cost, high speed transaction printer. In addition, INVNSYS distributes the Epson TM-U375, a high speed transaction printer which has the ability to prepare and print cashier's checks and money orders, including signatures. Management believes this feature is not available in competing products and the inclusion of this product increases INVNSYS' ability to offer proprietary products in the marketplace.

                  Currently, INVNSYS distributes refurbished models of Epson's iT-U375, a combination computer/printer. This hybrid offers a computer in the base of a transaction printer, thereby reducing the space required for operation. Originally manufactured for the retail POS market, INVNSYS currently utilizes this product in financial institution applications.

                  INVNSYS intends to market an internet service provider offering a reduced monthly rate for customers who purchase INVNSYS' hardware or peripherals. Many of INVNSYS' competitors presently offer similar services. Management believes this Internet service will expand its ability to market and sell its hardware products without suffering any significant decrease in margins. However, there is no assurance that competitor's aggressive price reductions through implementation of a similar strategy will not negatively impact the overall profitability of INVNSYS or that the Internet service will be effectively implemented.

SERVICES

                  INVNSYS recently started a new line of business through hiring Rick A.

Christopher as Chief Technology officer. Mr. Christopher has network integration service accounts with American Express and Motorola. INVNSYS plans to expand its network integration servicing business as the market permits.

MARKETING, SALES AND DISTRIBUTION

                  INVNSYS markets and distributes products directly to end users through a direct sales force, regional re-sellers, value-add providers in the banking and POS market and Internet commerce sites. INVNSYS has a direct sales force of six (6) employees, directed by Mr. Schilling, who market INVNSYS' products to financial institutions.


                  In addition to direct sales, INVNSYS also sells its full range of products directly to retail customers through its website at www.ibizcorp.com. The website is linked to an Online Consumer site on Yahoo! Recently, INVNSYS entered into an agreement with Cyberian Outpost, Inc. to market INVNSYS' products on its website www.outpost.com. To date, INVNSYS has recognized only nominal revenues from Internet retail sales. Management believes that direct sales to end users allows INVNSYS to more efficiently and effectively meet customer needs by providing products which are tailored for the customer's individual requirements at a more economical price.


                  INVNSYS distributes a line of Epson computers and transactional printers. INVNSYS participates in Epson's MasterVar program which provides INVNSYS a non-exclusive right to sell, support and service Epson computer peripherals in the United States and Canada. In addition, INVNSYS may sell Epson personal computers in conjunction with sales of Epson peripherals or INVNSYS' products.

                  INVNSYS also distributes its products to regional resellers and, to a lesser extent, national distributors. For example, INVNSYS has entered into a vendor agreement for KeySync with MicroAge, Inc., one of the largest hardware distributors in North America. INVNSYS believes this agreement will provide a major distribution channel for INVNSYS' products.

                  In February 1999, INVNSYS entered into a marketing agreement with Global Telephone Communication, Inc. ("Global"), whereby Global will market INVNSYS' products in the Pacific Rim. Management believes that Global, through a joint venture with Pacific Assets International, will provide access to numerous banks throughout Asia, including Mainland China, Hong Kong, Taiwan, South Korea, Malaysia, Indonesia and Japan.

MANUFACTURING

                  INVNSYS' products are engineered and manufactured by various entities in Taiwan. Currently, INVNSYS has an agreement with DataComp, a private Taiwanese company, to manufacture INVNSYS' keyboards and keypads. INVNSYS' iT-8000 computers are currently manufactured by Puritron, a Taiwanese company. INVNSYS' LCD's are manufactured by Sampo Technology, a Taiwanese manufacturer, and receive varying customization ranging from cosmetic items to enhancing components such as stereo speakers and touchpad screens from Acana Peripherals Corporation, a Taiwanese company. INVNSYS' Sahara and Safari desktop computers are currently manufactured by First International Computer in Taiwan.

                  These manufacturers build INVNSYS' products to INVNSYS' specifications with non-proprietary components. Therefore, the vast majority of parts used in INVNSYS' products are available to INVNSYS' competitors. Although INVNSYS has not experienced difficulties in the past relating to engineering and manufacturing, the failure of INVNSYS' manufacturers to produce products of sufficient quantity and quality could adversely affect INVNSYS' ability to sell the products its customers demand.

                  INVNSYS engages in final assembly, functional testing and quality control of its products in its Phoenix, Arizona facility. Management believes INVNSYS' completion of the final stages of manufacturing allows INVNSYS to ensure quality control for its products manufactured overseas.

                  INVNSYS has entered into an agreement with Twinhead Corporation, a Taiwanese manufacturer of notebook computers ("Twinhead") to produce build-to-order notebook computers and a 15" LCD flat panel display. The design, engineering and manufacturing of INVNSYS' notebook computers is done entirely by Twinhead. Management believes this relationship allows INVNSYS to offer a broader range of products to its customers without the cost of research and development and manufacturing.

                  INVNSYS has experienced no product delays or cancellation of orders as a result of the recent earthquake in Taiwan. Management believes that certain costs of components may face a temporary increase as a result of the earthquake, however, INVNSYS believes most of the increase in costs will be recouped through increased prices paid by customers.

LICENSES

                  Citrix Systems, Inc. On December 30, 1998, INVNSYS entered a licensing agreement with Citrix Systems, Inc. ("Citrix") for the use of Citrix Independent Computing Architecture ("ICA"), an emerging industry standard for server based computing (the "ICA Agreement"). Under the ICA Agreement, INVNSYS is granted a non-exclusive, non-transferable right to incorporate ICA into Citrix-approved iBIZ products. The license is for a term of two (2) years and automatically renews for successive one (1) year periods unless either party gives notice of an intent to allow the agreement to expire at the end of the then current term.

                  In addition, INVNSYS and Citrix have entered into a Citrix Business Alliance Membership Agreement dated February 22, 1999 (the "CBA Agreement"). For a membership fee, CBA membership entitles INVNSYS to engineering, sales, and marketing support by Citrix, as well as access to beta releases of new Citrix products and discounted current software products.

                  Microsoft, Inc. In June 1999, INVNSYS entered into an agreement with Microsoft, Inc. to become a OEM system builder. Participation in this program will allow INVNSYS to install genuine Microsoft operating systems in selected applications with full support from Microsoft. In addition, this agreement entitles INVNSYS to pre-production versions of Microsoft products and enables INVNSYS to provide input into development and design of new products.

                  KeyLink Software License. iBIZ has an exclusive, perpetual license to use, distribute and offer for sale with associated hardware, the software which facilitates the connection between the KeySync keyboard and the 3COM Palm devices.

PATENTS AND TRADEMARKS

                  INVNSYS holds no United States or foreign patents for its products. However, INVNSYS is currently assessing potential patent applications for keyboard products under development. In general, INVNSYS believes that its continued success will depend primarily upon the technical expertise, creative skills, and management abilities of its officers, directors, and key employees rather than on patent ownership.

                  iBIZ has filed an application with the United States Patent and Trademark Office for the use of the names "iBIZ" and "KeySync" and is currently investigating various other product trademarks.

YEAR 2000 ISSUES

                  Management believes that all of INVNSYS' current products are Year 2000 compliant. INVNSYS has recently completed a conversion of its internal systems, such as accounting programs and management believes all internal systems are Year 2000 compliant. Management estimates the Company has incurred costs of approximately $20,600 to address the Year 2000 computer issue. iBIZ has not conducted an assessment of the impact of third-party's systems on INVNSYS and it can give no assurance that failure of third-party systems will not have a material effect on INVNSYS' operations. As INVNSYS' products and internal systems are all believed to be Year 2000 compliant, management has not developed a specific contingency plan beyond that which is required to deal with the day-to-day operations of the business.

SERVICE AND SUPPORT

                  INVNSYS provides its customers with a comprehensive service and support program. Technical support is provided to customers via a toll-free telephone number as well as through the iBIZ website. The number is available Monday through Friday 8:00 a.m. to 5:00 p.m., Arizona time. INVNSYS maintains a staff of approximately ten (10) technical and customer support representatives who respond to telephone inquiries.

                  Also available on iBIZ's website are links to files for software patches and drivers used for software updates.

                  INVNSYS' products have either a one year (1) or three year (3) limited warranty covering parts and service. In addition, INVNSYS offers extended service agreements, which may extend warranty coverage for up to two
(2) additional years. Under the Virtual Spare program, INVNSYS provides replacement units by next-day shipment in the event a customer's unit fails. Under this program, customers have, at no additional expense, the option to have their existing hard-drive configuration installed on the replacement unit. The customer's units are then returned to INVNSYS' Phoenix facility for service. Under INVNSYS' On-Site program, customers have the ability to have a Company-owned spare on-site for immediate availability in the event of a failure. Failed units are then returned to INVNSYS' facility for service and returned to replace the spare for future needs. INVNSYS believes its Virtual Spare and On-Site programs eliminate the need for on-site technical support for the replacement units and reduce set-up time at customer facilities.

COMPETITION

                  The personal computer industry is highly competitive. INVNSYS competes at the product level with various other personal computer manufacturers and at the distribution level primarily with computer retailers, on-line marketers and the direct sales forces of large personal computer manufacturers.

                  At the product level, the personal computer industry is characterized by rapid technological advances in both hardware and software development and by the frequent introduction of new and innovative products. There are approximately 100 manufacturers of personal computers, the majority of which have greater financial, marketing and technological resources than INVNSYS. Competitors at this level include IBM, Compaq, Dell, and Gateway 2000. Gateway 2000 and NEC, among other competitors, have recently introduced smaller desk top computers than have been manufactured in the past. However, those computers are targeted for the consumer and not for the corporate customer and are more expensive than the computers offered by INVNSYS. INVNSYS' main competitors for its planned product line of thin-client computer systems include specialty manufacturers such as WYSE Technology.

                  Competitive factors include product quality and reliability, price to performance characteristics, marketing capability, and corporate reputation. In addition, a segment of the industry competes primarily for customers on the basis of price. Although the INVNSYS' products are price competitive, INVNSYS does not attempt to compete solely on the basis of price.

                  The intense nature of competition in the computer industry subjects INVNSYS to numerous competitive disadvantages and risks. For example, many major companies will exclude consideration of INVNSYS' products due to limited size of the company. Moreover, INVNSYS' current revenue levels cannot support a high level of national or international marketing and advertising efforts. This in turn, makes it more difficult for INVNSYS to develop its brand name and create customer awareness. Additionally, INVNSYS' products are manufactured by third parties in Taiwan. As such, INVNSYS is subject to numerous risks and uncertainties of reliance on offshore manufacturers, including, taxes or tariffs, non-performance, quality control, and civil unrest. Also, as INVNSYS holds no patents, the vast majority of parts used in its products are available to its competitors.

                  Management believes that it can compete effectively by providing computers and peripherals utilizing unique designs and space-saving qualities, such as small footprints. Although Management believes it has been successful to date, there can be no assurance that INVNSYS will be able to compete successfully in the future.

CUSTOMERS

                  Throughout its history, INVNSYS' ability to deliver innovative product designs and quality customer service has enabled it to provide products to major financial institutions including Wells Fargo, Bank of America, Security Pacific, Northrim Bank, and First Interstate Banks. Currently, no single customer accounts for more than ten percent (10%) of INVNSYS' revenues.

EMPLOYEES; LABOR RELATIONS

                  As of November 24, 1999, INVNSYS had approximately twenty-five
(25) full-time employees. No employee of INVNSYS is represented by a labor union or is subject to a collective bargaining agreement. INVNSYS has never experienced a work-stoppage due to labor difficulties and believes that its employee relations are good.

FCC REGULATIONS

                  The Federal Communications Commission (the "FCC") has adopted regulations setting radio frequency emission standards for computing equipment. Management believes all of INVNSYS' current products meet applicable FCC and foreign requirements.

                  INVNSYS is in the process of exploring foreign operations. Many foreign jurisdictions require governmental approval prior to the sale or shipment of personal computing equipment and in certain jurisdictions such requirements are more stringent than in the United States. Any delays or failures in obtaining necessary approvals from foreign jurisdictions may impede or preclude INVNSYS' efforts to penetrate such markets.

LITIGATION

                  iBIZ is not a party to any material pending litigation.

USE OF TRADEMARKS AND TRADENAMES

                  All trademarks and tradenames used in this Form 10-SB/A are the property of their respective owners.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                  Through its operating subsidiary, INVNSYS, iBIZ designs, manufactures, and distributes small footprint desktop computers, transaction printers, general purpose financial application keyboards, numeric keypads, CRT's, LCD monitors and related products. INVNSYS also markets a line of OEM notebook computers and distributes a line of Epson transactional printers.

SELECTED FINANCIAL INFORMATION.

                                                                                   Year Ended
                                                                                   ----------
                                                                           10/31/97          10/31/98
                                                                           --------          --------
Statement of Operations Data
         Net sales                                                        $ 2,350,459       $ 3,402,681
         Gross profit                                                     $   771,019       $ 1,182,885
         Operating income (loss)                                          $  (403,889)      $   112,882
         Net earnings (loss) after tax                                    $  (321,109)      $     7,863
         Net earnings (loss) per share                                    $    (32.11)      $      0.79

                                                                           10/31/97          10/31/98
                                                                           --------          --------
Balance Sheet Data
         Total assets                                                     $ 1,309,954       $ 1,653,998
         Total liabilities                                                $ 1,821,151       $ 1,999,231
         Stockholders' equity (deficit)                                   $  (511,197)      $  (345,233)

                                                                                   Year Ended
                                                                                   ----------
                                                                           10/31/98          10/31/99
                                                                           --------          --------
Statement of Operations Data
         Net sales                                                        $ 3,402,681       $ 2,079,331
         Gross profit                                                     $ 1,182,885       $   470,602
         Operating income (loss)                                          $    37,600       $  (983,264)
         Net earnings (loss) after tax                                    $     7,863       $  (954,099)
         Net earnings (loss) per share                                    $      0.79       $     (.038)

Balance Sheet Data
         Total assets                                                     $ 1,653,998       $ 1,081,956
         Total liabilities                                                $ 1,999,231       $ 1,511,019
         Stockholders' equity (deficit)                                   $  (345,233)      $  (429,063)

RESULTS OF OPERATIONS.

Fiscal year ended October 31, 1998 compared to fiscal year ended October 31, 1997.

                  Revenues. Sales increased by approximately 45% from $2,350,459 for the fiscal year ended October 1997 to $3,402,681 for the fiscal year ended October 1998. The increase was mainly as a result of greater demand for INVNSYS' iT business application products and new product introductions and shipments for its keyboards.

                  Cost of Sales. The cost of sales increased by approximately 41% from $1,579,440 in the fiscal year ended October 1997 to $2,219,796 in the fiscal year ended October 1998. The increase in cost of sales is attributable to a similar percentage increase in sales and reflects hardware costs which remained fairly stable over the two-year period.

                  Gross Profit. Gross profit increased from approximately $771,019.00 in October 1997 to $1,182,885.00 in October 1998. The increase resulted primarily from the increase in revenues coupled with a slight decline in the costs of products components.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased approximately 9% in the fiscal year ended October 1997 to the fiscal year ended October 1998. The decrease resulted primarily from cost reductions in promotion, insurance, payroll, payroll taxes, rent, telephone and entertainment.

                  Interest Expense. Interest expense of $75,282 for the fiscal year ended October 1998 and of $74,147 for the fiscal year ended October 1997 was accrued on notes payable to Community First National Bank (primarily extended for working capital purposes).

                  Income Taxes. Because INVNSYS incurred a loss of approximately $471,130 for the fiscal year ended October 1997, INVNSYS obtained a refund of $150,021. For the fiscal year ended October 1998, INVNSYS incurred taxes of $75,372 even though income before taxes was only $83,235. The significant tax on nominal income resulted from certain non-deductible expenses.

                  Net Earnings. A loss in fiscal year October 1997 of $321,109 increased to a profit of $7,863 for fiscal year ended October 1998. Profitability resulted primarily from a dramatic increase in sales and a decrease in selling, general and administrative expenses.

Fiscal year ended October 31, 1999 compared to fiscal year ended October 31, 1998.

                  Revenues. Sales decreased by approximately 64% from $3,402,681 in the fiscal year ended October 1998 to $2,079,331 in the fiscal year ended October 1999. The decrease was mainly as a result of the focus by management on raising financing for iBIZ and a transition to a new line of products.
INVNSYS experiences short product life cycles and the declining revenues reflect declining sales volumes for existing products which were not replaced by any significant sales of new products which management estimates did not exceed $10,000.

                  Cost of Sales. The cost of sales of $2,219,796 in the fiscal year ended October 1998 declined to $1,608,729 in the fiscal year ended October 1999, or an approximate 38% decrease. This decline reflects a coinciding decrease in the sale of products resulting in the purchase of less hardware from INVNSYS' overseas suppliers.

                  Gross Profit. Gross profit decreased by approximately 60% from $1,182,885 in the fiscal year ended October 1998 to $470,602 in the fiscal year ended October 1999. The significant decrease resulted primarily from the decrease in revenues coupled with the cost of sales which did not decrease in direct proportion to the decrease in revenues. Gross profits also decreased as a result of selling more products to retailers at lower prices and a decline in maintenance service income, both of which reflected greater competitiveness in the product sector.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately 36% from $1,070,003 in the fiscal year ended October 1998 to $1,453,866 for the fiscal year ended October 1999. The increase was primarily due to costs of consulting paid in connection with the acquisition, legal and accounting fees associated with the acquisition and an increase in the salaries of INVNSYS' key employees.

                  Interest Expense. Interest expense of $49,537 for the fiscal year ended October 1999 and of $75,282 for the fiscal year ended October 1998 was accrued on notes payable to Community First National Bank primarily extended for working capital purposes. The decline in interest expense resulted from repayment of most of the principal of the notes in June, 1999.

                  Net Earnings. Net earnings decreased from $7,863 for the fiscal year ended October 1998 to a loss of $954,099 for the fiscal year ended October 1999. The loss resulted from an increase in the selling, general and administrative expenses, a cost of sales decrease which was not in proportion to the decrease in revenues, and a substantial decrease in revenues for the fiscal year ended October 1999.

Liquidity and Capital Resources

                  For the year ended October 1997, INVNSYS supplemented cash flow with proceeds from notes payable of approximately $138,000. At year end, INVNSYS had an overdraft of $14,133. For the year ending October 1998, INVNSYS received an advance from iBIZ Technology Corp. (prior to the acquisition) for approximately $158,101. INVNSYS also repaid notes of approximately $211,631. For the fiscal year ended October 1998, INVNSYS had an overdraft of $13,500.

                  Historically, INVNSYS has had and now iBIZ has significant problems with liquidity. The Company has been unable to generate sufficient internal cash flow to fund all of its obligations. Outside sources of financing consisting of bank loans have been insufficient. While INVNSYS pays most of its suppliers in full prior to delivery of product by its manufacturers of hardware in Taiwan, its banking customers are not obligated to make payments until 30 days after delivery of products. INVNSYS is in an industry subject to rapid obsolescence and change. It will continue to need to raise additional substantial funds for research and development and production of new products.

                  During 1999, INVNSYS repaid $225,000 on an outstanding loan from Community First National Bank in the amount of $350,000 and delinquent payroll taxes, penalties and interest of approximately $260,000.


                  Beginning in November 1, 1998 and continuing through November 18, 1999, iBIZ raised approximately $1,845,411 though sales of iBIZ common stock and convertible debentures which it used to finance the working capital needs of its wholly-owned subsidiary, INVNSYS. Management believes that iBIZ has sufficient reserves and will generate sufficient cash flow from operations to operate through January 31, 2000. However, iBIZ will need to raise additional short term capital to maintain its ongoing business beyond January 31,2000. iBIZ is actively seeking to obtain a significant capital infusion to avoid continuing reliance on short term capital sources. There is no assurance that iBIZ will raise the necessary capital to remain in business beyond January 31, 2000 or that unforeseen events may result in the need for additional capital sooner than January 31, 2000. If at any time iBIZ is unable to raise financing through additional sales of common stock it may be forced into insolvency.


                             DESCRIPTION OF PROPERTY

                  On July 1, 1999, iBIZ began leasing an approximately 15,000 square foot custom-built office building located at 1919 West Lone Cactus, Phoenix, Arizona. The facility is used for administration, design, engineering and assembly of products. iBIZ's lease ("Lease") is for a term of twenty-six and one-half years (26.5), with monthly rental payments of $12,800.00, subject to annual increases, plus taxes and operating costs.

                  The facility is leased from Lone Cactus Capital Group, L.L.C., a limited liability company in which Kenneth Schilling is a member. The Lease is personally guaranteed by Mr. Schilling and his wife, Diane. Management believes this new facility will provide adequate space to accommodate the iBIZ's current plan of growth and expansion.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


                  The following table sets forth certain information regarding the beneficial ownership of iBIZ's common stock as of November 24, 1999, by:

     -  all directors

     - each person who is known by iBIZ to be the beneficial owner of more than five percent (5%) of the outstanding common stock

     -  each executive officer named in the Summary Compensation Table below

     -  all directors and executive officers as a group

                  The number of shares beneficially owned by each director or executive officer is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power. In addition, beneficial ownership includes any shares which the individual has the right to acquire within sixty (60) days of November 24, 1999, through the exercise of any stock option or other right. Unless otherwise indicated, each person listed below has sole investment and voting power (or shares such powers with his or her spouse). In certain instances, the number of shares listed includes (in addition to shares owned directly), shares held by the spouse or children of the person, or by a trust or estate of which the person is a trustee or an executor or in which the person may have a beneficial interest.

                                                                     Number of Shares of
                                                               Common Stock Beneficially Owned
--------------------------------------------------------------------------------------------------------------------
Name and Address of                                            Vested
 Beneficial Owner                             Shares        Options(1)        Total(1)           Percent(1)
--------------------------------------------------------------------------------------------------------------------
Kenneth W. Schilling(2)                            --          200,000         200,000                0.8%
8512 W. Via Montoya, Peoria, AZ 85382
Moorea Trust(2)                            12,120,000               --      12,120,000               45.9%
8512 W. Via Montoya, Peoria, AZ 85382
Terry S. Ratliff                            1,771,200          300,000       2,071,200                7.8%
5312 W. Westwind Drive, Glendale, AZ 85310
Mark H. Perkins                             1,771,200          300,000       2,071,200                7.8%
16410 N. 9th Place, Phoenix, AZ  85022
All directors and officers as group
   (5 persons)                             15,662,400        1,675,000      17,337,400               61.8%

(1) Includes options vested on November 24, 1999 and options which will become vested on or before January 23, 2000.

(2) Kenneth and Diane Schilling are husband and wife and hold the shares as trustees under the Moorea Trust dated December 18, 1991.

iBIZ Technology Corp. Stock Option Plan

                  The iBIZ Technology Corp. Stock Option Plan (the "Plan") provides for the grant of stock options to purchase common stock to eligible directors, officers, key employees, and service providers of iBIZ. The Plan covers an aggregate maximum of five million (5,000,000) shares of common stock and provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and non-qualified stock options (options which do not meet the requirements of Section 422). Under the Plan, the exercise price may not be less than the fair market value of the common stock on the date of the grant of the option. As of October 31, 1999, two million eight hundred fifty thousand (2,850,000) options ("the Options")had been granted under the plan at exercise prices of $0.75 and $1.00. The Options are granted for a period of ten (10) years, subject to earlier cancellation upon termination of employment, resignation, disability and death. The Options vest pursuant to the terms of each individual option, which to date have ranged from immediate to a five (5) year period.

                  The Board of Directors (the "Board") administers and interprets the Plan and is authorized to grant options thereunder to all eligible persons. In the event the Board has at least two (2) members who are not either employees or officers of iBIZ or of any parent or subsidiary of iBIZ, the Plan will be administered by a committee of not less than two (2) persons who are such independent directors. The Board designates the optionees, the number of shares subject to the options and the terms and conditions of each option. Certain changes in control of iBIZ, as defined in the Plan, will cause the options to vest immediately. Each option granted under the Plan must be exercised, if at all, during a period established in the grant which may not exceed ten (10) years from the date of grant. An optionee may not transfer or assign any option granted and may not exercise any options after a specified period subsequent to the termination of the optionee's employment with iBIZ. The Board may make such amendments to the Plan from time to time it deems proper and in the best interests of iBIZ provided it may not take any action which disqualifies any option granted under the Plan as an incentive stock option or which adversely effects or impairs the rights of the holder of any option under the Plan.


                        DIRECTORS AND EXECUTIVE OFFICERS

NAME                                                   AGE                                 POSITION
----                                                   ---                                 --------
Kenneth W. Schilling                                   47                 President, Chief Executive Officer, Director
Terry S. Ratliff                                       41                 Vice President, Controller, Director
Mark H. Perkins                                        35                 Vice President of Operations, Director
Richard A. Christopher                                 34                 Chief Technology Officer
Jeffrey A. Slosky                                      41                 Director of Marketing

                  Kenneth W. Schilling, founded INVNSYS' predecessor, SouthWest Financial Systems, in 1979, and has been Chief Executive Officer, President and a Director since INVNSYS' founding. Mr. Schilling studied for a B.S. in electrical engineering at the University of Pittsburgh from 1970 to 1972 but left for military service prior to receiving his degree.

                  Terry S. Ratliff, joined INVNSYS in 1989 as controller and currently serves as Vice President, and Controller. Ms. Ratliff was appointed to iBIZ's Board of Directors on March 5, 1999. Ms. Ratliff graduated from Nicholls State University in Thibodaux, Louisiana where she received a B.A. in accounting.

                  Mark H. Perkins, joined INVNSYS in 1994 and currently serves as Vice President of Operations. Mr. Perkins was appointed to iBIZ's Board of Directors on March 5, 1999. Prior to his joining INVNSYS, Mr. Perkins was employed at American Express as a project manager for major systems implementation, a position he held for eight (8) years. Mr. Perkins earned a degree in business management from California State University-Sonoma.

                  Richard A. Christopher, joined iBIZ September 1, 1999, and currently serves as Chief Technology Officer. Prior to joining iBIZ, Mr. Christopher was the President of A Better Computer Solution, Inc., a provider of network integration and related services he founded in 1991. He also served in the U.S. Navy from 1982 through 1994. Mr. Christopher attended Arizona State University where he studied engineering.

                  Jeffrey A. Slosky, joined iBIZ as a marketing consultant in January 1999 and became a full-time employee in July 1999. Mr. Slosky currently serves as Director of Marketing where he is responsible for product and corporate marketing, including the design of advertising and products sheets. From October 1991 through November 1998, he was the founder and partner of Scottsdale Cellular, LLC, a provider of cellular telecommunications technology. Mr. Slosky earned a B.S. in Marketing/Advertising from Arizona State University in 1980.


                             EXECUTIVE COMPENSATION


                  The following table sets forth certain compensation paid or accrued by the Company to Mr. Schilling, iBIZ's current chief executive officer during fiscal years ended 1998 and 1999.

                                                            OTHER      RESTRICTED
                                                           ANNUAL        STOCK                  LTIP     ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY    BONUS    COMPENSATION    AWARD(S)   OPTIONS(1)  PAYOUT   COMPENSATION
                                      ($)       ($)          ($)          ($)          (#)       ($)        ($)
--------------------------------------------------------------------------------------------------------------------
Kenneth W. Schilling,         1998   $200,000
President, Chief Executive                                                              ----
Officer                       1999   $200,000
                                                                                     250,000

(1)  Includes 50,000 options granted for service as a director of iBIZ.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                INDIVIDUAL GRANTS

                              NUMBER OF
                             SECURITIES
                             UNDERLYING      PERCENT OF TOTAL
                              OPTIONS/         OPTIONS/SARS
                                SARS       GRANTED TO EMPLOYEES         EXERCISE OF
                               GRANTED          IN FISCAL               BASE PRICE                EXPIRATION
           NAME                  (1)               YEAR                   ($/SH)                     DATE
            (a)                  (b)               (c)                      (d)                      (e)
--------------------------------------------------------------------------------------------------------------------
Kenneth W. Schilling        250,000              10.6%                     $0.75                   4/21/09


(1) Includes 50,000 options granted for service as a director of iBIZ. 200,000 options vested upon granting on April 22, 1999, and 25,000 will vest on April 22, 2000 and April 22, 2001 respectively.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                         NUMBER OF
                                                                        UNEXERCISED         VALUE OF UNEXERCISED
                                                                        OPTIONS AT          IN-THE-MONEY OPTIONS
                            SHARES ACQUIRED ON         VALUE          FISCAL YEAR END     AT FISCAL QUARTER ENDED
                               EXERCISE (#)          REALIZED          EXERCISABLE/            JUNE 30, 1999
           NAME                                         ($)            UNEXERCISABLE            EXERCISABLE/
                                                                                             UNEXERCISABLE (1)
--------------------------------------------------------------------------------------------------------------------
Kenneth W. Schilling                -0-                 -0-            200,000/50,000         $182,000/$45,500

(1)   Based on closing price of the common stock on October 29, 1999, at $0.91.


                  Compensation of Directors

                  Pursuant to the terms of their employment agreements, effective April 22, 1999, Messrs. Schilling, Perkins and Ms. Ratliff each received fifty thousand (50,000) options to purchase fifty thousand (50,000) shares of common stock in consideration for their services as directors of iBIZ. Each director holds office until the next annual meeting of shareholders or until their successors are elected and qualified.

                  Employment Agreement for Kenneth W. Schilling

                  Effective March 5, 1999, Kenneth W. Schilling and iBIZ entered into an Employment Agreement (the "Agreement"), as amended as of September 8, 1999.

                  Under the Agreement, Mr. Schilling has been retained to act as President and Chief Executive Officer of iBIZ. The Agreement is for a term of two (2) years ending March 4, 2001. Under the Agreement, Mr. Schilling shall receive an annual base salary of $200,000.00. In addition, effective April 22, 1999, Mr. Schilling received two hundred fifty thousand

(250,000) options to purchase two hundred fifty thousand (250,000) shares of common stock of iBIZ at an exercise price of $0.75 per share. Two hundred thousand (200,000) options were issued in consideration of Mr. Schilling's services as an officer of iBIZ and fifty thousand (50,000) options were issued in consideration for services as a director. Two hundred thousand (200,000) options vested upon granting on April 22, 1999, and twenty-five thousand (25,000) options will vest on April 22, 2000 and April 22, 2001, respectively.

                  The Agreement provides that upon total and permanent disability, as defined in the Agreement, iBIZ shall pay Mr. Schilling such benefits as may be provided to officers of iBIZ under any Company provided disability insurance or similar policy or under any iBIZ adopted disability plan. In the absence of such policy or plan, iBIZ shall continue to pay Mr. Schilling for a period of not less than six (6) months the compensation then in effect as of the effective date of his termination.

                  Mr. Schilling may terminate the Agreement upon written notice, within thirty (30) days following the occurrence of an event constituting "Good Reason," as defined below. Upon the termination by Mr. Schilling for Good Reason, Mr. Shilling will be entitled to receive a payment equal to the lesser of: (1) an amount equal to one-half of his annual base salary in effect at the time of termination; or (2) the remaining compensation due to Mr. Schilling under the terms of the Agreement. If Mr. Schilling fails to exercise his rights to terminate the Agreement for Good Reason within thirty (30) days following an event constituting Good Reason, such rights shall expire and be of no further force or effect.

                  "Good Reason" is defined to mean the occurrence of any of the following events without Mr. Schilling's consent: (1) assignment of Mr. Schilling to any duty substantially inconsistent with his position or duties contemplated by the Agreement or a substantial reduction of his duties contemplated by the Agreement; (2) the removal of any titles bestowed under the Agreement; (3) any material breach or failure of iBIZ to carry out the provisions of the Agreement after notice and an opportunity to cure; and (4) the relocation of Mr. Schilling, his corporate office facilities, or personnel outside the Phoenix metropolitan area.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


                  Prior to the Reorganization, INVNSYS operated as a closely-held private corporation. While a private company, INVNSYS made loans totaling $992,037 to Kenneth Schilling. These loans are payable on demand and accrued interest at eight percent (8%) during 1997 and six percent (6%) during 1998 and 1999. As of October 31, 1999, the balance of the loans payable by Mr. Schilling to INVNSYS totaled Three Hundred Forty-six Thousand Two Hundred Twenty-six Dollars ($346,226.00). Effective October 31, 1999, Mr. Schilling, as trustee of the Moorea Trust, pledged 500,000 shares of iBIZ common stock to secure this debt.

                  iBIZ leases its facility from Lone Cactus Capital Group, L.L.C., a limited liability company in which Kenneth Schilling is a member. iBIZ believes the terms of the lease are at an arms-length fair market rate.

                            DESCRIPTION OF SECURITIES


                  General. IBIZ's Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, $.001 par value. As of November 24, 1999, there were 26,370,418 shares of common stock outstanding and an aggregate of 3,250,000 options and warrants to purchase common stock.

                  Common Stock. Holders of shares of common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of the shareholders. Each share of common stock is entitled to receive dividends as may be declared by iBIZ's Board of Directors out of funds legally available. Management, however, does not presently intend to pay any dividends. In the event of liquidation, dissolution or winding up of iBIZ, the holders of common stock are entitled to share ratably in all assets remaining after payment in full of all creditors of iBIZ and the liquidation preferences of any outstanding shares of preferred stock, if any. There are no redemption or sinking fund provisions applicable to the common stock.

PART II


            MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

                  IBIZ's common stock is currently traded on the OTC Bulletin Board. The common stock was initially listed under the symbol "EVCV" on June 3, 1998, and trading began on July 16, 1998. On October 26, 1998, the Company changed its trading symbol to "IBIZ." The following charts indicate the high and low sales price for iBIZ's common stock for each quarter between September 30, 1998 and September 30, 1999. The high and low sales prices for the month ended October 31, 1999, were $1.31 and $0.84 respectively.

                                  [BAR GRAPH]

                         FISCAL 1998 COMMON STOCK PRICES
                                  EVCV - iBIZ

                                             Quarter Ended
                                             -------------
               Stock Price              Sept. 98       Dec. 98
               -----------              --------       -------
               High                     $3.06          $2.69
               Low                       2.25           1.88

                                  [BAR GRAPH]

                         FISCAL 1999 COMMON STOCK PRICES
                                    iBIZ

                                             Quarter Ended
                                             -------------
               Stock Price              Mar. 99       Jun. 99       Sept. 99
               -----------              --------       -------      --------
               High                     $2.06          $2.44         $2.22
               Low                       0.94           0.56          0.94

                  As of November 24, 1999, Management believes there to be 59 holders of record of iBIZ's common stock. To date, iBIZ has not paid any dividends on its common stock. iBIZ does not currently intend to pay dividends in the future.


                                LEGAL PROCEEDINGS


                  iBIZ is not currently a party to any lawsuit or proceeding. However, iBIZ is subject to lawsuits occurring in the regular course of business. Most such lawsuits involve claims for money damages. iBIZ carries insurance to protect itself against such claims, subject to any applicable deductibles. iBIZ can give no assurances that future lawsuits will not have a material adverse effect on iBIZ's financial condition or results of operations.


                     RECENT SALES OF UNREGISTERED SECURITIES


                  iBIZ Technology Corp.

                  On July 10, 1998, iBIZ issued 3,000,000 shares of common stock, $.001 par value, at a sales price of $.05 per share totaling $150,000. iBIZ relied upon Regulation D, Rule 504 promulgated under the Securities Act with respect to these sales.

                  Between November 13, 1998 and January 13, 1999, iBIZ issued 540,318 shares of common stock, $.001 par value, at a sales price of $.35 per share totaling $189,111.30. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

                  Effective January 1, 1999, iBIZ entered into a Plan of Reorganization and Share Exchange Agreement with INVNSYS and the below referenced individuals. Pursuant to the Reorganization, iBIZ issued 16,000,000 shares of common stock, $.001 par value, in exchange for one hundred percent (100%) of the outstanding shares of INVNSYS. The shares were allocated as follows:

                                                                                                   NO. OF SHARES
                                                                                                   -------------
Moorea Trust dated December 18, 1991                                                                 12,120,000
Terry Ratliff                                                                                        1,771,200
Mark Perkins                                                                                         1,771,200
Paul Russo                                                                                             46,400
Frank Ligammari                                                                                        33,600
Richard Bielfelt                                                                                       28,800
Terry Neild                                                                                           228,800

                  The shares issued by iBIZ were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

                  From March 8, 1999 through November 18, 1999, iBIZ issued 1,730,100 shares of common stock, $.001 par value, at a sales price of $.50 per share and 640,318 shares of common stock, $.001 par value, at a sales price of $.35 totaling an aggregate of $1,089,161. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

                  From April 22, 1999 through May 13, 1999, iBIZ issued options to purchase 2,850,000 shares of common stock, $.001 par value to employees and various consultants. The exercise price of the options is the fair market value on the date of grant, which ranged from $0.75 to $1.00 per share. iBIZ relied upon either Rule 701 or Section 4(2) with respect to the granting of the options.

                  On June 30, 1999, iBIZ issued Two Hundred Thousand Dollars ($200,000.00) of convertible debentures (the "Debentures"). The Debentures are due on June 21, 2000, bear interest at eight percent (8%) per annum, and are unsecured. Under the terms of the Debentures, iBIZ is obligated to use its best efforts to include the shares issuable upon conversion of the Debentures in a registration statement filed with the SEC under the Securities Act ("Registration Statement") by June 21, 2000. Upon the effectiveness of the Registration Statement, the Debentures shall automatically convert to 300,000 fully paid and nonassessable shares of common stock, $.001 par value.

                  Effective May 1999, iBIZ issued a warrant entitling the holder to acquire 400,000 shares of common stock, $.001 par value, at an exercise price of $0.75 per share for the first 300,000 shares and $1.00 per share for the remaining 100,000 shares.

                  In November 1999, iBIZ issued convertible debentures in the amount of Six Hundred Thousand Dollars ($600,000.00) ( the "$600k Debentures") pursuant to that certain Securities Purchase Agreement dated November 9, 1999, by and between Globe United Holdings, Inc. ("Globe") and iBIZ (the "SPA"). The $600k Debentures accrue interest at seven percent (7%) per annum and are due November 9, 2004. iBIZ is obligated to make payments of accrued interest on the first day of April and November each year the $600k Debentures are outstanding. At the holder's option, iBIZ may make interest payments in the form of shares of common stock (calculated as if a portion of principal as described below).

                   Globe may, at any time, convert all or a portion of the outstanding principal amount, together with any accrued but unpaid interest, into that number of shares of common stock equal to the quotient obtained by dividing (i) the principal amount of the debenture to be converted by (ii) the Applicable Conversion Price. The Applicable Conversion Price is defined as the lesser of (i) $0.94 or (ii) the product obtained by multiplying (x) the Average Closing Price (as defined in the $600k Debentures) by (y) .80. In addition, the holder of the $600k Debentures may require iBIZ to redeem the $600k Debentures for cash at a redemption price equal to one hundred twenty percent (120%) of the aggregate principal and accrued interest outstanding in the event of a Change in Control of iBIZ (as defined in the $600k Debentures).

                  In connection with the issuance of the $600k Debentures, iBIZ issued a warrant to purchase 100,000 shares of common stock at a purchase price of $0.94 per share ("Warrant"). The Warrant is immediately exercisable and expires November 9, 2004.

                  iBIZ has also agreed to provide Globe certain registration rights for the common stock issuable upon conversion of the respective convertible securities. In particular, iBIZ is obligated to file, no later than forty-five (45) days after the Closing Date (as defined in the SPA) a registration statement covering the resale of the common stock issuable upon conversion of the $600k Debentures and the Warrant.

                  The SPA provides iBIZ shall not, without the prior written consent of Globe, offer or sell, shares of its capital stock or any security or other instrument convertible into or exchangeable for shares of common stock, in each case for a period commencing on November 9, 1999, and ending on the earlier of (i) one hundred eighty (180) days after the date on which a registration statement relating to common stock issuable upon conversion of the Warrants and the Debentures, is declared effective by the SEC or (ii) the date on which Globe shall have converted all of the Debentures into common stock (the "Lock-Up Period"), except that iBIZ (i) may issue securities for the aggregate consideration of at least $7.5 million in connection with a bona fide, firm commitment, underwritten public offering under the Securities Act; and (ii) may issue shares of common stock upon the exercise or conversion of currently outstanding options, warrants and other convertible securities; (iii) may issue additional options to purchase up to 1,000,000 shares of its common stock to its directors, officers and employees in connection with its existing stock option plans.

                  In addition, iBIZ is restricted from registering any shares of its capital stock (other than shares to be received upon exercise by existing option and warrant holders) until the later to occur of (i) the expiration of the Lock-Up Period or (ii) the registration statement filed by iBIZ covering shares to be issued to Globe upon conversion of its debentures has been effective under the Securities Act for a period of at least one-hundred and eighty (180) days.

                  In addition, the SPA grants Globe a right of first refusal on purchases of additional securities for a period of eighteen (18) months. The SPA further provides that so long as the Debentures or Warrant are outstanding, iBIZ shall not (i) declare or pay any dividends or make distributions to any holder of common stock or (ii) acquire any common stock of iBIZ.

                  iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to the issuance of the $600k Debentures and the Warrant.

                  INVNSYS Technology Corporation

                  Effective November 1, 1997, INVNSYS issued the following shares of common stock, One Dollar ($1.00) par value:

                                                                                                    NO. OF SHARES
                                                                                                    -------------
Moorea Trust dated December 18, 1991                                                                     605
Terry Ratliff                                                                                           1,550
Mark Perkins                                                                                            1,550
Paul Russo                                                                                                40
Frank Ligammari                                                                                           30
Richard Bielfelt                                                                                          25
Terry Neild                                                                                              200

                  INVNSYS relied on either Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act with respect to all sales and offers referenced above.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS


                  Limitation of Liability and Indemnification Matters. iBIZ's Articles of Incorporation, as amended, provide to the fullest extent permitted by Florida law, a director or officer of iBIZ shall not be personally liable to iBIZ or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of iBIZ's Articles of Incorporation, as amended, is to eliminate the right of iBIZ and its shareholders (through shareholders' derivative suits on behalf of iBIZ) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. iBIZ believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S

                              FINANCIAL STATEMENTS


              1. INVNSYS Technology Corporation formerly known as Southwest Financial Systems, Inc. Financial Statements October 31, 1998 and 1997, originally issued June 14, 1999, and reissued November 22, 1999.

              2. iBIZ Technology Corporation Financial statements for the one year period ended October 31, 1999.

                         INVNSYS TECHNOLOGY CORPORATION

                                FORMERLY KNOWN AS

                        SOUTHWEST FINANCIAL SYSTEMS, INC.

                              FINANCIAL STATEMENTS

                            OCTOBER 31, 1998 AND 1997

                                TABLE OF CONTENTS



                                                                                                     PAGE NO.
                                                                                                     --------
INDEPENDENT AUDITORS' REPORT ...................................................................           1

FINANCIAL STATEMENTS

       Balance Sheets...........................................................................           2

       Statements of Income.....................................................................           3

       Statement of Changes in Stockholders' Equity.............................................           4

       Statements of Cash Flows.................................................................          5-6


       Notes to Financial Statements............................................................         7-18

                          INDEPENDENT AUDITORS' REPORT


To The Board of Directors and Stockholders
Invnsys Technology Corporation
Formerly known as Southwest Financial Systems, Inc.
Phoenix, Arizona

We have audited the accompanying balance sheets of Invnsys Technology Corporation formerly known as Southwest Financial Systems, Inc., as of October 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Invnsys Technology Corporation as of October 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


MOFFITT & COMPANY, P. C.
SCOTTSDALE, ARIZONA

June 14, 1999 (original issuance date)
November 22, 1999 (reissue date)

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                                 BALANCE SHEETS
                            OCTOBER 31, 1998 AND 1997


                                     ASSETS


                                                   1998                      1997
                                                   ----                      ----
CURRENT ASSETS
       Cash                                   $           200         $            412
       Accounts receivable, trade                     153,536                   91,073
       Other receivables                                1,500                    1,000
       Corporation income tax refund                        0                   19,919
       Inventories                                    323,397                  202,320
       Prepaid expenses, current                       24,577                    3,882
                                              ---------------         ----------------

              TOTAL CURRENT ASSETS                    503,210                  318,606
                                              ---------------         ----------------



PROPERTY AND EQUIPMENT                                 76,536                   97,069
                                              ---------------         ----------------



OTHER ASSETS
       Note receivable, related party                 906,620                  666,103
       Deposits                                        20,155                  17,765
       Prepaid expenses, long-term                      2,423                    5,655
                                              ---------------         ----------------


              TOTAL OTHER ASSETS                      929,198                  689,523
                                              ---------------         ----------------


              TOTAL ASSETS                    $     1,508,944         $      1,105,195
                                              ===============         ================

                 LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)


                                                            1998                      1997
                                                            ----                      ----
CURRENT LIABILITIES
       Bank overdraft                             $           13,700         $          14,545
       Accounts payable, trade                               780,815                   691,944
       Customer deposits                                     395,264                   267,630
       Notes payable, current                                 28,378                   215,976
       Accrued liabilities                                    63,243                    30,713
       Sales and payroll taxes payable                       255,410                    61,840
       Corporation income taxes payable,
          Current                                             17,841                    13,741
       Deferred income                                        71,031                   110,797
                                                  ------------------         -----------------
              TOTAL CURRENT LIABILITIES                    1,625,682                 1,407,186
                                                  ------------------         -----------------
LONG-TERM LIABILITIES
       Notes payable                                         365,325                   389,358
                                                  ------------------         -----------------
              TOTAL LONG-TERM LIABILITIES                    365,325                   389,358
                                                  ------------------         -----------------

STOCKHOLDER'S EQUITY
       Common stock, $1.00 par value,
          100,000 shares authorized,
          10,000 shares issued and outstanding                10,000                    10,000
       Advance from IBIZ Technology Corp.                    158,101                         0
       Retained earnings (deficit)                         (650,164)                 ( 701,346)
                                                  ------------------         -----------------
              TOTAL STOCKHOLDER'S EQUITY
                 (DEFICIT)                                 (482,063)                 ( 691,346)
                                                  ------------------         -----------------
              TOTAL LIABILITIES AND
                 STOCKHOLDER'S EQUITY (DEFICIT)   $        1,508,944         $       1,105,198
                                                  ==================         =================

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                              STATEMENTS OF INCOME
                  FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997


                                                    1998                1997
                                                    ----                ----
SALES                                           $ 3,402,681        $ 2,350,459
COST OF SALES                                     2,219,796          1,579,440
                                                -----------        ----------
       GROSS PROFIT                               1,182,885            771,019
SELLING, GENERAL AND ADMINISTRATIVE
   EXPENSES                                       1,070,003          1,174,908
                                                -----------        ----------
       INCOME (LOSS) FROM OPERATIONS                112,882           (403,889)
                                                -----------        ----------
OTHER INCOME (EXPENSES)
       Interest expense                             (75,282)           (74,147)
       Interest income                               40,320             27,848
       Miscellaneous income                           3,815             10,835
       Gain/loss on disposition of assets             1,500             (6,177)
       Loss on Investment property                        0            (25,600)
                                                -----------        ----------

       TOTAL OTHER INCOME (EXPENSE)                 (29,647)           (67,241)
                                                -----------        ----------

INCOME (LOSS) BEFORE INCOME TAXES
    (REFUND)                                         83,235           (471,130)
       INCOME TAXES (REFUND)                         32,053            (30,128)
                                                -----------        ----------
NET INCOME (LOSS)                               $    51,182        $  (501,258)
                                                ===========        ==========
NET INCOME (LOSS) PER COMMON SHARE

       Basic and Diluted                        $      5.12        $    (50.13)
                                                ===========        ==========


AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                                       10,000            10,000
                                                ===========        ==========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997



                                                                                           ADVANCE
                                                                                          FROM IBIZ
                                                            COMMON STOCK                  TECHNOLOGY           RETAINED
                                                     SHARES              AMOUNT               CORP.             EARNINGS
                                                     ------              ------               -----             --------

BALANCE, NOVEMBER 1, 1996                                 10,000     $        10,000    $               0   $        ( 200,088)

NET (LOSS) FOR THE YEAR
   ENDED OCTOBER 31, 1997                                      0                   0                    0            ( 501,258)
                                                 ---------------     ---------------    -----------------   ------------------

BALANCE, OCTOBER 31, 1997                                 10,000              10,000                    0            ( 701,346)

ADVANCE FROM IBIZ
   TECHNOLOGY CORP.                                            0                   0              158,101                    0

NET INCOME FOR THE YEAR
   ENDED OCTOBER 31, 1998                                      0                   0                    0               51,182
                                                 ---------------     ---------------    -----------------   ------------------

BALANCE, OCTOBER 31, 1998                                 10,000     $        10,000    $         158,101   $        ( 650,164)
                                                 ===============     ===============    =================   ===================

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997



                                                                                  1998                     1997
                                                                                  ----                     ----
CASH FLOWS FROM OPERATING ACTIVITIES
       Net income (loss)                                                  $        51,182         $      ( 501,258)
       Adjustments to reconcile net income (loss)
         to net cash provided by operating activities
           Depreciation                                                            38,604                   92,407
           Gain/loss on disposition of equipment and
                      investment properties                                       ( 1,500)                  31,777
       Increase (decrease) in
           Accounts receivable, trade                                            ( 62,463)                  29,242
           Other receivables                                                        ( 500)                   3,000
           Income tax refunds                                                      19,919                   56,146
           Inventories                                                          ( 121,077)                  98,263
           Prepaid expenses                                                      ( 17,463)                   8,794
           Deferred tax asset                                                    ( 16,383)                ( 24,607)
           Deposits                                                               ( 2,390)                      73
           Accounts payable                                                        88,871                 ( 32,201)
           Customer deposits                                                      127,634                  267,630
           Accrued liabilities and taxes                                          226,100                 ( 32,104)
           Corporation income taxes payable                                      ( 12,283)                  12,469
           Deferred income                                                       ( 39,766)                  30,136
                                                                          ---------------         ----------------
              NET CASH FLOWS PROVIDED
                 BY OPERATING ACTIVITIES                                          311,251                   39,767
                                                                          ---------------         ----------------
CASH FLOWS FROM INVESTING ACTIVITIES
        Acquisition of property and equipment                                    ( 18,071)                ( 97,923)
        Loans to related party                                                  ( 240,517)                ( 35,000)
        Proceeds from sale of property and equipment                                1,500                        0
                                                                          ---------------         ----------------
              NET CASH FLOWS (USED) BY
                INVESTING ACTIVITIES                                            ( 257,088)               ( 132,923)
                                                                          ---------------         ----------------

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                      STATEMENTS OF CASH FLOWS (CONTINUED)
                  FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997

                                                    1998            1997
                                                    ----            ----
CASH FLOWS FROM FINANCING ACTIVITIES
       Bank overdraft                           $     (845)       $       0
       Advance from IBIZ Technology Corp.          158,101                0
       Proceeds from notes payable                       0          138,000
       Repayments of notes payable                (211,631)         (32,364)
                                                 ---------        ---------

            NET CASH FLOWS PROVIDED (USED)
                BY FINANCING ACTIVITIES            (54,375)         105,636
                                                 ---------        ---------
NET INCREASE (DECREASE) IN CASH                       (212)          12,480
CASH BALANCE (OVERDRAFT), BEGINNING
   OF YEAR                                             412          (26,613)
                                                 ---------        ---------
CASH BALANCE, END OF YEAR                        $     200        $     412
                                                 =========        =========
SUPPLEMENTAL DISCLOSURE OF CASH
   FLOW INFORMATION
       Cash paid during year:

          Interest                               $  61,117        $  74,108
                                                 =========        =========

          Taxes                                  $     850        $  50,913
                                                 =========        =========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            OCTOBER 31, 1998 AND 1997



NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           NATURE OF BUSINESS

           Invnsys Technology Corporation, formerly known as Southwest Financial Systems, Inc., was incorporated in the State of Arizona on July 30, 1980 and is in the business of selling retail and wholesale financial, computing and communication equipment. They also provide repair services and sell maintenance contracts. The corporation currently operates a service center in Phoenix, Arizona.

           ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

           Uncollectible accounts receivable are written off at the time management specifically determines them to be uncollectible. In addition, the allowance for doubtful accounts is provided at an amount determined by management.

           A summary of accounts receivable and the allowance for doubtful accounts is as follows:

                                                                       1998            1997
                                                                    ----------       --------
                              Accounts receivable                    $156,036        $ 98,073

                              Allowance for doubtful accounts           2,500           7,000
                                                                     --------        --------

                              Net accounts receivable                $153,536        $ 91,073
                                                                     ========        ========

          INVENTORIES

           Inventories are stated at the lower of cost (determined principally by the first-in, first-out method) or market.

           PROPERTY AND EQUIPMENT

           Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacement, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

           The company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon the following useful lives of the assets:

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                PROPERTY AND EQUIPMENT (CONTINUED)

                    Tooling                                          3 Years
                    Machinery and equipment                       5-10  Years
                    Office furniture and equipment                5-10 Years
                    Vehicles                                         5 Years
                    Leasehold improvements                           5 Years

                ACCOUNTING ESTIMATES

                Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

                REVENUE RECOGNITION

                The company recognizes revenue from product sales when the goods are shipped and title passes to customers.

                SALES OF MAINTENANCE AGREEMENTS

                The revenue received for the maintenance agreements is being reported evenly over the life of the contracts. Such unearned portion is recorded as deferred income.

                INCOME TAXES

                Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No., 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                NET EARNINGS PER SHARE

                The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

                RISKS AND UNCERTAINTIES

                The company is in the computer and computer technology industry. The company's products are subject to rapid obsolescence and management must authorize funds for research and development costs in order to stay competitive.

NOTE 2  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

                The company has financial instruments, none of which are held for trading purposes. The company estimates that the fair value of all financial instruments at October 31, 1998 and 1997, as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the company could realize in a current market exchange.

NOTE 3  INVENTORIES

                At October 31, 1998 and 1997, inventories were comprised of:

                                             1998            1997
                                           --------        --------
                 Computer equipment        $208,725        $161,212

                 Office equipment            25,693          25,689

                 Depot                        9,343           9,343

                 Demo units                  77,576           4,016

                 Parts                        2,060           2,060
                                           --------        --------

                      Totals               $323,397        $202,320
                                           ========        ========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997

NOTE 4  PROPERTY AND EQUIPMENT

                At October 31, 1998 and 1997, property and equipment and accumulated depreciation consisted of:

                                                              1998            1997
                                                          --------        --------
                 Tooling                                  $ 68,100        $ 68,100

                 Machinery and equipment                    30,656          75,104

                 Office furniture and equipment             60,406          45,476

                 Vehicles                                   39,141          59,596

                 Leasehold improvements                     18,044          18,044
                                                          --------        --------
                                                           216,347         266,320

                 Less accumulated depreciation             139,811         169,251
                                                          --------        --------

                      Total property and equipment        $ 76,536        $ 97,069
                                                          ========        ========

                The depreciation expenses for the years ended October 31, 1998 and 1997 were $38,604 and $92,407, respectively.

NOTE 5  NOTE RECEIVABLE, RELATED PARTY

                                                                                            1998            1997
                                                                                         ----------        --------
                 The related note is unsecured, payable on demand and accrues interest at 6% for 1998 and 8% for 1997. At October 31, 1998 and
                 1997, management believed the notes would not be collected within the current operating cycle and classified the asset as a long-term asset. $615,250 of the loan was repaid in 1999
                      Total                                                              $  906,620        $666,103
                                                                                         ==========        ========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997


NOTE 6  CUSTOMER DEPOSITS

                It is the company's policy to obtain a portion of the sales price when orders are received. These funds are recorded as customer deposits and are applied to the customer invoices when the merchandise is shipped.


NOTE 7  INCOME TAXES



                                                                                      1998             1997
                                                                                    ---------        ---------
            Income (loss) from continuing operations
              before income taxes                                                   $  83,235        $(471,130)
                                                                                    ---------        ---------

            The provision for income taxes were estimated as follows:
                       Currently payable                                            $       0        $       0
                       Deferred                                                        32,053           30,128
                                                                                    ---------        ---------

            A reconciliation of the provision for income taxes compared with the amounts at the U.S. Federal Statutory rate was as follows:
            Tax at U.S. Federal Statutory income tax rates                          $  32,053        $  30,128
                                                                                    ---------        ---------

            Deferred income tax assets and liabilities before valuation allowance reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws.
            The net deferred tax assets is                                          $ 136,830        $ 180,139
                                                                                    ---------        ---------


           Temporary differences and carry forwards that gave rise to deferred tax assets and liabilities included the following:



                                                                      1998                         1997
                                                                      ----                         ----
                                                                   Deferred Tax                 Deferred Tax
                                                                   ------------                 ------------
                                                            Assets         Liabilities      Assets        Liabilities
                                                            ------         -----------     -------        -----------
                 Net operating loss                        $116,382        $      0        $176,591        $      0
                 Accrued expenses and miscellaneous           8,497               0           7,990               0
                 Tax credit carryforward                     20,175               0          20,175               0
                 Depreciation                                     0           8,224               0          24,607
                                                           --------        --------        --------        --------

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997


NOTE 7  INCOME TAXES (CONTINUED)


                                                          1998                         1997
                                                          ----                         ----
                                                     Deferred Tax                   Deferred Tax
                                                     ------------                   ------------
                                                 Assets         Liabilities     Assets        Liabilities
                                                 ------         -----------     ------        -----------
                 Subtotals                       $145,054        $  8,224       $ 204,756       $  24,607

                 Less valuation allowance       $(145,054)       $ (8,224)      $(204,756)      $ (24,607)
                                                 --------        --------        --------        --------

                 Total deferred taxes                   0               0               0               0
                                                 ========        ========        ========        ========


                Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, management believes that it is more likely than not that the net deferred tax assets will not be realized.

NOTE 8  TAX CARRYFORWARD
                The company has the following tax carryforwards at October 31, 1998:

                                                                            EXPIRATION
                           YEAR                     AMOUNT                     DATE
                    ------------------             ----------           -----------------
                    Net operating loss
                     October 31, 1997              $  342,302           October 31, 2012

                    Capital loss
                     October 31, 1997                  25,600           October 31, 2002

                    Contribution
                     October 31, 1995                    1,536          October 31, 2000
                     October 31, 1996                    2,068          October 31, 2001


NOTE 9  PAYROLL TAXES PAYABLE

                At October 31, 1998, the company was delinquent in the payment and filing of payroll tax returns in the amount of $236,923. The payroll taxes were paid in 1999.

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 10 NOTES PAYABLE

                                                                                         1998            1997
                                                                                       --------        --------
                 Note payable to Community First National Bank due in monthly payments of interest of approximately $3,100. Interest is
                 computed at national prime as stated in the Wall Street Journal plus 3 percent. The principal amount is due July 31, 2000. This note is secured by accounts receivable, general intangibles and all equipment and leasehold improvements. The shareholder has personally guaranteed the loan and the bank is the beneficiary
                 of an insurance policy on the life of the shareholder                  $340,613        $334,890


                 Note payable to Community First National Bank due in monthly installments of principal and interest of $3,754 until May 7,
                 1999. Interest is computed at national prime as stated in the
                 Wall Street Journal plus 3 percent. This note is secured by accounts receivable, general intangibles and all equipment and leasehold improvements. The shareholder has personally
                 guaranteed the loan and the bank is the beneficiary of an
                 insurance policy on the life of the shareholder
                 The loan was paid off in 1999                                            23,737          64,798

                 Note payable to Community First National Bank due in monthly payments of principal and interest of $545 with interest at 7 percent until March 7, 2004. The note is secured by
                 an automobile                                                            29,353          33,646

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997


NOTE 10         NOTES PAYABLE (CONTINUED)


                                                                                          1998            1997
                                                                                        --------        --------
                 Note payable to an individual payable in one payment of $50,000 on February 1, 1998 and a final balance and accrued interest on
                 May 21, 1998. The note is secured by a houseboat
                 owned by a stockholder of the company                                  $      0        $100,000

                 Unsecured note payable from an individual
                 with interest computed at 14%.  Principal
                 and accrued interest is due December 5, 1997                                  0          72,000
                                                                                        --------        --------

                                                                                         393,703         605,334

                 Less:  current portion of long-term debt                                 28,378         215,976
                                                                                        --------        --------


                 Net long-term debt                                                     $365,325        $389,358
                                                                                        ========        ========

                 Maturities of long-term debt are as follows:
                                                                                            1998            1997
                                                                                        --------        --------

                 Year ended October 31,

                        1998                                                            $      0         215,976
                        1999                                                              28,378          29,790
                        2000                                                             345,588         339,865
                        2001                                                               5,336           5,336
                        2002                                                               5,721           5,721
                        2003 & thereafter                                                  8,680           8,646
                                                                                        --------        --------

                                                                                        $393,703        $605,334
                                                                                        ========        ========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997


NOTE 11 OPERATING LEASE - REAL ESTATE

                The company leases office space under a non-cancelable operating lease agreement expiring on July 15, 1999. The lease provides for annual rentals of approximately $40,000 plus increases due to changes in the consumer price index and building operating costs. The lease is guaranteed by the major stockholders of the company.

                Future minimum lease payments, excluding taxes and expenses, are as follows for the years ending October 31:

                                             1998                  1997
                                        --------------     --------------
                             1998       $            0     $       47,320
                             1999               35,128             35,128
                                        --------------     --------------
                                        $       35,128     $       82,448
                                        ==============     ==============

NOTE 12 ADVERTISING

                The company expenses all advertising as incurred. For the years ended October 31, 1998 and 1997, the company charged to operations $89,656 and $24,721, respectively, in advertising costs.

NOTE 13 INTEREST

                The company incurred interest expenses for the years ended October 31, 1998 and 1997 of $75,282 and $74,147, respectively.

NOTE 14 WARRANTY RESERVE

                In 1998, the company established a warranty reserve of $ 10,000 to cover any potential warranty costs on computer equipment that are not reimbursed by the computer manufacturer's warranty.

NOTE 15 ECONOMIC DEPENDENCY
                The company purchases the majority of its computer equipment from three suppliers.

NOTE 16 PLAN OF REORGANIZATION AND STOCK EXCHANGE AGREEMENT

                On January 1, 1999, the company issued 16,000,000 shares of newly issued restricted common stock for 100% of the issued and outstanding stock of Invnsys Technology Corporation. Invnsys Technology Corporation became a wholly-owned subsidiary of IBIZ Technology Corp. and the acquisition was accounted for as a reverse acquisition. On the consolidated financial statements, the reverse acquisition method requires that the net assets of Invnsys Technology Corporation be transferred to IBIZ Technology Corp. at book value and the statement of operations include the operations of both companies from the beginning of their fiscal years which was November 1, 1998 for both companies.

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997




NOTE 16 PLAN OF REORGANIZATION AND STOCK EXCHANGE AGREEMENT
                (CONTINUED)

                The following unaudited pro-forma combined financial date as of October 31, 1998, has been derived from the historical financial statements of IBIZ Technology Corp. and Invnsys Technology Corporation giving effect to the business combination using the reverse acquisition method of accounting. This information is for illustration purposes only and is not necessarily indicative of the consolidated financial position or results of operations which would have been realized had the acquisition been considered to occur as of the date for which the pro-forma financial statements are presented. The pro-forma financial statements also are not necessarily indicative of the consolidated position or results of operations in the future.
                      Pro-Forma Consolidated Balance Sheet


                                                             Invnsys              IBIZ
                                                           Technology          Technology         Pro-forma            Pro-forma
                                                           Corporation            Corp.           Adjustments         Consolidated
                                                           -----------            -----           -----------         ------------
                 Assets
                        Cash                              $       200         $         0        $         0         $       200
                        Accounts receivable                   153,536                   0                  0             153,536
                        Inventories                           323,397                   0                  0             323,397
                        Other                                  26,077             247,175           (247,175)             26,077
                                                          -----------         -----------        -----------         -----------
                              Total current assets            503,210             247,175           (247,175)            503,210

                        Property and equipment                 76,536                   0                  0              76,536
                        Other assets                          929,198                   0                  0             929,198
                                                          -----------         -----------        -----------         -----------
                              Total                       $ 1,508,944         $   247,175        $  (247,175)        $ 1,508,944
                                                          ===========         ===========        ===========         ===========

                 Liabilities
                        Accounts payable                  $   780,815         $     9,048        $ ( 247,175)        $   542,688
                        Customer deposits                     395,264                   0                  0             395,264
                        Other liabilities                     449,603                   0                  0             449,603
                                                          -----------         -----------        -----------         -----------
                              Total current
                                liabilities                 1,625,682               9,048           (247,175)          1,387,555

                        Long-term debt                        365,325                   0                  0             365,325
                                                          -----------         -----------        -----------         -----------
                              Total liabilities             1,991,007               9,048           (247,175)          1,752,880

                 Stockholders' equity                        (482,063)            238,127                  0            (243,936)
                                                          -----------         -----------        -----------         -----------

                        Total                             $ 1,508,944         $   247,175        $  (247,175)        $ 1,508,944
                                                          ===========         ===========        ===========         ===========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997

NOTE 16 PLAN OF REORGANIZATION AND STOCK EXCHANGE AGREEMENT
                (CONTINUED)

                   Pro-Forma Consolidated Statement of Income


                                                       Invnsys              IBIZ
                                                     Technology          Technology             Pro-forma          Pro-forma
                                                    Corporation              Corp.             Adjustments        Consolidated
                                                    -----------              -----             -----------        ------------
                 Sales                              $  3,402,681         $          0         $          0        $  3,402,681
                 Cost of sales                         2,219,796                    0                    0           2,219,796
                                                    ------------         ------------         ------------        ------------
                 Gross Profit                          1,182,885                    0                    0           1,182,885
                 Selling, general and
                   administrative expenses          $  1,070,003         $     71,766         $          0        $  1,141,769
                                                    ------------         ------------         ------------        ------------
                 Income from operations                  112,882              (71,766)                   0              41,116
                 Other income (expense)                  (29,647)                   0                    0             (29,647)
                                                    ------------         ------------         ------------        ------------
                        Income before income
                           taxes                          83,235              (71,766)                   0              11,469
                 Income taxes                             32,053                    0                    0              32,053
                                                    ------------         ------------         ------------        ------------
                        Net income (loss)           $     51,182         $    (71,766)        $          0        $    (20,584)
                                                    ============         ============         ============        ============

                 Loss per common share                                                                            $     (0.001)
                                                                                                                  ============
                 Weighted average number of
                   shares of common stock                                                                           24,000,000
                                                                                                                  ============


                Pro-forma financial information for the year ended October 31, 1997 is not presented as IBIZ Technology Corp. was an inactive public shell and had no activity.

NOTE 17 OFFICERS' COMPENSATION
                On March 5, 1999, the company entered into three employment agreements with the following officers:

                                           PRESIDENT                           VICE
                                           AND CHIEF           VICE          PRESIDENT
                                           EXECUTIVE         PRESIDENT/          OF
                                            OFFICER        COMPTROLLER      OPERATIONS
                                            -------        -----------      ----------
                 Annual compensation        $200,000        $ 88,000        $ 88,000

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997


NOTE 17 OFFICERS' COMPENSATION (CONTINUED)


                                           PRESIDENT                           VICE
                                           AND CHIEF           VICE          PRESIDENT
                                           EXECUTIVE         PRESIDENT/          OF
                                            OFFICER        COMPTROLLER      OPERATIONS
                                            -------        -----------      ----------
             Options for IBIZ Technology
                  Corp. stock              250,000            350,000            350,000
                                            shares             shares            shares
             Exercise price per share     $   0.75          $    0.75         $     0.75

NOTE 18          INCOME TAXES FOR YEAR ENDED OCTOBER 31, 1998

                 The net income before taxes was $83,235 and the corporation income taxes was $75,372. The large tax was due to the fact that the following expenses were incurred but not deductible for income tax purposes:

                 Penalties                       $ 70,661
                 Travel and entertainment           5,184
                 Country club dues                  8,920
                 Warranty reserves                 10,000
                 Other                                (64)
                                                 --------
                 Total                           $ 94,701
                                                 ========

                            IBIZ TECHNOLOGY CORP. AND
                             CONSOLIDATED SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                                OCTOBER 31, 1999

                                TABLE OF CONTENTS


                                                                           PAGE NO.
                                                                           --------
ACCOUNTANTS' REPORT ......................................................    1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet.........................................    2

       Consolidated Statement of Operations...............................    3

       Consolidated Statement of Changes in Stockholders' Deficit.........    4

       Consolidated Statement of Cash Flows...............................   5-6

       Notes to Consolidated Financial Statements.........................  7-19

                               ACCOUNTANTS' REPORT

To The Board of Directors and Stockholders
IBIZ Technology Corp. and Consolidated Subsidiary
Phoenix, Arizona

We have reviewed the accompanying consolidated balance sheet of IBIZ Technology Corp. and Consolidated Subsidiary as of October 31, 1999, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of IBIZ Technology Corp. and Consolidated Subsidiary.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As shown in the financial statements, the company incurred a net loss of $954,099 during the year ended October 31, 1999, and, as of that date had a working capital deficit of $897,121 and a shareholders' deficit of $429,063. In addition sales have declined significantly from prior years. As discussed in note 22 to the financial statements, the company's significant operating losses and capital needs raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MOFFITT & COMPANY, P.C.
SCOTTSDALE, ARIZONA

November 18, 1999

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                OCTOBER 31, 1999


                                     ASSETS
CURRENT ASSETS
       Cash                                  $   25,343
       Accounts receivable, trade               212,537
       Inventories                              317,360
       Prepaid expenses                          38,984
                                             ----------



              TOTAL CURRENT ASSETS                               $  594,224


PROPERTY AND EQUIPMENT                                              124,747



OTHER ASSETS
       Note receivable, related party           346,226
       Deposits                                  16,759
                                             ----------



              TOTAL OTHER ASSETS                                    362,985
                                                                 ----------

              TOTAL ASSETS                                       $1,081,956
                                                                 ==========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
       Accounts payable, trade                                $   840,856
       Customer deposits                                          115,408
       Notes payable, current                                      67,497
       Accrued liabilities                                         92,369
       Sales and payroll taxes payable                             98,082
       Corporation income taxes payable                            19,078
       Deferred income                                             58,055
       Convertible debentures payable                             200,000
                                                              -----------

              TOTAL CURRENT LIABILITIES                                        $ 1,491,345

LONG - TERM LIABILITIES
       Notes payable                                               19,674
                                                              -----------
              TOTAL LONG - TERM LIABILITIES                                         19,674

STOCKHOLDERS' DEFICIT
       Common stock
          Authorized - 100,000,000 shares, par
            value $.001 per shares
          Issued and outstanding - 26,370,418 shares               26,370
       Paid in capital in excess of par value of stock          1,086,266
       Retained earnings (deficit)                             (1,541,699)
                                                              -----------

              TOTAL STOCKHOLDERS' DEFICIT                                         (429,063)
                                                                               -----------
              TOTAL LIABILITIES AND
                 STOCKHOLDERS' DEFICIT                                         $ 1,081,956
                                                                               ===========

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED OCTOBER 31, 1999

SALES                                                        $   2,079,331

COST OF SALES                                                    1,608,729
                                                             -------------
       GROSS PROFIT                                                470,602

SELLING, GENERAL AND ADMINISTRATIVE
   EXPENSES                                                      1,453,866
                                                             -------------
(LOSS) BEFORE OTHER INCOME                                        (983,264)

OTHER INCOME (EXPENSE)
       Cancellation of debt                $    154,933
       Other income                              32,339
       Interest income                           28,260
       Interest expense                         (49,537)
                                           -----------

        TOTAL OTHER INCOME, NET                                    165,995
                                                             -------------
(LOSS) BEFORE INCOME TAXES                                        (817,269)

INCOME TAXES                                                       136,830
                                                             -------------
NET (LOSS)                                                   $    (954,099)
                                                             =============

NET (LOSS) PER COMMON SHARE

       Basic and Diluted                                     $       (.038)
                                                             =============

AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING

       Basic and diluted                                        25,116,013
                                                             =============

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                       FOR THE YEAR ENDED OCTOBER 31, 1999


                                              COMMON STOCK
                                     -----------------------------
                                      SHARES              AMOUNT
                                     ----------        -----------
BALANCE, NOVEMBER 1, 1998             8,000,000        $    8,000

ISSUANCE OF COMMON STOCK
   FOR ACQUISITION OF INVNSYS
   TECHNOLOGY CORPORATION
   AND TRANSFER OF NET ASSETS
   AT BOOK VALUE PER REVERSE
   ACQUISITION                       16,000,000            16,000

ISSUANCE OF COMMON STOCK
   FOR CASH
      AT .35(CENT)PER SHARE             640,318               640
      AT .50(CENT)PER SHARE           1,730,100             1,730

FEES AND COSTS FOR ISSUANCE
   OF STOCK                                   0                 0

NET (LOSS) FOR THE YEAR ENDED
   OCTOBER 31, 1999                           0                 0
                                     ----------        ----------

BALANCE, OCTOBER 31, 1999            26,370,418        $   26,370
                                     ==========        ==========


                   PAID IN
                 CAPITAL IN
                  EXCESS OF          ADVANCES             RETAINED
                  PAR VALUE          ON STOCK             EARNINGS
                  OF STOCK         SUBSCRIPTIONS         (DEFICIT)
               ------------        -------------       -------------
               $   145,282         $   154,111         $   (74,266)




                    (6,000)                  0            (513,334)



                   223,471                   0                   0
                   863,320            (154,111)                  0


                  (139,807)                  0                   0


                         0                   0            (954,099)
               -----------         -----------         -----------

               $ 1,086,266         $         0         $(1,541,699)
               ===========         ===========         ===========

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED OCTOBER 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
       Net (loss)                                      $  (954,099)
       Adjustments to reconcile net (loss) to
         net cash (used) by operating activities
           Depreciation                                     42,104
       Increase (decrease) in
           Accounts receivable, trade                      (59,001)
           Other receivables                                 1,500
           Inventories                                       6,037
           Prepaid expenses                                (11,984)
           Deferred tax asset                              145,054
           Deposits                                          3,396
           Accounts payable                                 50,993
           Customer deposits                              (279,856)
           Accrued liabilities and taxes                  (126,965)
           Deferred income                                 (12,976)
                                                       -----------

              NET CASH FLOWS (USED)
                 BY OPERATING ACTIVITIES                                   $ (1,195,797)
CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchases of property and equipment                 (90,315)
       Repayment of related party loans                    644,614
                                                       -----------


              NET CASH FLOWS PROVIDED  BY
                INVESTING ACTIVITIES                                            554,299

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
                CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
                       FOR THE YEAR ENDED OCTOBER 31, 1999



CASH FLOWS FROM FINANCING ACTIVITIES:
       Bank overdraft                                         $  (13,700)
       Net proceeds from issuance of common stock                786,873
       Proceeds from issuance of convertible debentures          200,000
       Decrease in notes payable                                (306,532)
                                                              ----------

            NET CASH FLOWS PROVIDED
                BY FINANCING ACTIVITIES                                         $ 666,641
                                                                                ---------

NET INCREASE IN CASH                                                               25,143
CASH BALANCE, NOVEMBER 1, 1998                                                        200
                                                                                ---------
CASH BALANCE, OCTOBER 31, 1999                                                  $  25,343
                                                                                =========
SUPPLEMENTAL DISCLOSURE OF CASH
   FLOW INFORMATION

       Cash paid during year:
          Interest                                                              $  56,766
                                                                                =========
          Taxes                                                                 $       0
                                                                                =========
NON CASH INVESTING AND FINANCING
   ACTIVITIES

       Issuance of company stock for investment in
          Invnsys Technology Corporation                                        $  16,000
                                                                                =========

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                OCTOBER 31, 1999

                NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES NATURE OF BUSINESS

                The company was organized on April 6, 1994, under the laws of the State of Florida. In January, 1999, the company acquired Invnsys Technology Corporation, an Arizona corporation. Per the acquisition agreement, the company issued 16,000,000 shares of newly issued restricted common stock for 100% of the issued and outstanding stock of Invnsys Technology Corporation.

                Invnsys Technology Corporation is in the business of selling retail and wholesale, financial, computing and communication equipment. They also provide repair services and sell maintenance contracts. The corporation currently operates a service center in Phoenix, Arizona.

                PRINCIPLES OF CONSOLIDATION

                The consolidated financial statements include the accounts of IBIZ Technology Corp. and its wholly owned subsidiary, Invnsys Technology Corporation.

                All material inter-company accounts and transactions have been eliminated.

                CORPORATION NAME CHANGES

                The corporation has changed its name as follows:

                  1.  At date of incorporation - Exotic Video City, Inc.
                  2.  May 28, 1998 - EVC Ventures, Inc.
                  3.  October 10, 1998 - Invnsys Holding Corporation
                  4.  January 21, 1999 - IBIZ Technology Corp.

                ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

                Uncollectible accounts receivable are written off at the time management specifically determines them to be uncollectible. In addition, the allowance for doubtful accounts is provided at an amount determined by management.

                INVENTORIES
                Inventories are stated at the lower of cost (determined principally by first-in, first-out method) or cost.

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

                NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PROPERTY AND EQUIPMENT

                Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacement, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

                The company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon the following useful lives of the assets:

                      Tooling                                      3 Years
                      Machinery and equipment                   5-10 Years
                      Office furniture and equipment            5-10 Years
                      Vehicles                                     5 Years
                      Leasehold improvements                       5 Years

                ACCOUNTING ESTIMATES

                Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used. REVENUE RECOGNITION
                The company recognizes revenue from product sales when the goods are shipped and title passes to customers.
                SALES OF MAINTENANCE AGREEMENTS
                The revenue received for the maintenance agreements is being reported evenly over the life of the contracts. Such unearned portion is recorded as deferred income.
                INCOME TAXES
                Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

                NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INCOME TAXES (CONTINUED)

                in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No., 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                NET EARNINGS PER SHARE
                The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, potentially dilutive warrants and options that would have an anti-dilutive effect on net loss per share are excluded.
                RISKS AND UNCERTAINTIES

                The company is in the computer and computer technology industry. The company's products are subject to rapid obsolescence and management must authorize funds for research and development costs in order to stay competitive.
                NOTE 2  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

                The company has financial instruments, none of which are held for trading purposes. The company estimates that the fair value of all financial instruments at October 31, 1999, as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the company could realize in a current market exchange.
                NOTE 3  ACCOUNTS RECEIVABLE
                A summary of accounts receivable and allowance for doubtful accounts is as follows:

                               Accounts receivable                 $   215,037

                               Allowance for doubtful accounts           2,500
                                                                   -----------
                                                                   $   212,537
                                                                   ===========

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999
                NOTE 4  INVENTORIES
                Inventories are comprised of the following:

                 Computer and components:
                      Finished products                        $218,018
                      Demonstration and loaner units             56,009
                      Depot units                                18,302
                      Office                                     24,712
                 Parts                                              319
                                                               --------
                                      Total inventories        $317,360
                                                               ========

                NOTE 5  PROPERTY AND EQUIPMENT
                Property and equipment and accumulated depreciation consisted of:

                 Tooling                                  $ 68,100

                 Machinery and equipment                    39,032

                 Office furniture and equipment            105,627

                 Vehicles                                   39,141

                 Leasehold improvements                     17,031
                                                          --------
                                                           268,931

                 Less accumulated depreciation             144,184
                                                          --------
                      Total property and equipment        $124,747
                                                          ========

                The depreciation expenses for the year ended October 31, 1999 is $ 42,104.
                NOTE 6  NOTE RECEIVABLE, RELATED PARTY

                The related note is secured by 500,000 shares of common stock in the company, payable on demand and accrues interest at 6%. At October
                31, 1999, management believed the notes would not be collected within
                the current operating cycle and classified the asset as a long-term asset.   $ 346,226
                                                                                             =========

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

                NOTE 7  CUSTOMER DEPOSITS
                It is the company's policy to obtain a portion of the sales price when orders are received. These funds are recorded as customer deposits and are applied to the customer invoices when the merchandise is shipped.
                NOTE 8  INCOME TAXES

                 (Loss) from continuing operations
                   before income taxes                                                      $  (954,099)
                                                                                            -----------


                 The provision for income taxes is estimated as follows:
                            Currently payable                                               $         0
                            Deferred                                                            136,830
                                                                                            -----------

                 A reconciliation of the provision for income taxes compared with the amounts at the U.S. Federal Statutory rate was as follows:
                   Tax at U.S. Federal Statutory income tax rates                           $   136,830
                                                                                            -----------

                 Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and
                   liabilities as measured by tax laws. The net deferred tax assets is:     $         0
                                                                                            -----------
                 Temporary differences and carry forwards that
                   gave rise to deferred tax assets and liabilities
                   included the following:


                                                                 Deferred Tax
                                                           Assets         Liabilities
                                                           ------         -----------
                 Net operating loss                        $261,863        $      0
                 Accrued expenses and miscellaneous           9,030               0
                 Tax credit carryforward                     20,175               0
                 Depreciation                                     0           6,199
                                                           --------        --------

                IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999


                NOTE 8  INCOME TAXES (CONTINUED)

                                                    Deferred Tax
                                               Assets         Liabilities
                                               ------         -----------
                 Subtotals                   $ 291,068         $   6,199

                 Valuation allowance          (291,068)           (6,199)
                                             ---------         ---------

                 Total deferred taxes        $       0         $       0
                                             =========         =========

                As discussed in note 22, there is substantial doubt about the company's ability to continue as a going concern. Consequently, the company must maintain a 100% valuation allowance for the deferred taxes as there is doubt that the company will generate profits which will be absorbed by the tax differences.
                A reconciliation of the valuation allowance is as follows:



                 Balance, October 31, 1998                                    $145,054
                 Addition to allowance for year ended October 31, 1999         146,014
                                                                              --------
                 Balance, October 31, 1999                                    $291,068
                                                                              ========


                NOTE 9  TAX CARRYFORWARD

                The company has the following tax carryforwards at October 31, 1999:

                                                                     EXPIRATION
                         YEAR                      AMOUNT               DATE
                   ---------------------         ---------       -----------------
                     Net operating loss
                       October 31, 1997           $342,302        October 31, 2012
                       October 31, 1999            796,236        October 31, 2019

                    Capital loss
                       October 31, 1997             25,600        October 31, 2002

                    Contribution
                       October 31, 1995              1,536        October 31, 2000
                       October 31, 1996              2,068        October 31, 2001
                       October 31, 1999              2,081        October 31, 2004

                 IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

           NOTE 10    NOTES PAYABLE

           Note payable to Community First National Bank due in monthly payments of interest of approximately $3,100. Interest is
           computed at national prime as stated in the Wall Street Journal plus 3 percent. The principal amount is due July 31, 2000. This note is secured by accounts receivable, general intangibles and all equipment and leasehold improvements. The shareholder has personally guaranteed the loan and the bank is the beneficiary of
           an insurance policy on the life of the shareholder.                  $62,426

           Note payable to Community First National Bank due in monthly payments of principal and interest of $545 with interest at 7
           percent until March 7, 2004. The note is secured by an automobile.    24,745
                                                                                -------

                                                                                 87,171

           Less:  current portion                                                67,497
                                                                                -------
           Net long-term debt                                                   $19,674
                                                                                =======

           Maturities of long-term debt are as follows:

           Year ended October 31,

                 2000                                                           $67,497
                 2001                                                             5,336
                 2002                                                             5,721
                 2003                                                             6,135
                 2004                                                             2,482
                                                                                -------

                                                                                $87,171
                                                                                =======

                 IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

NOTE 11    COMMON STOCK PURCHASE WARRANTS

           The company has issued the following common stock purchase warrants:

                                   NUMBER                       EXERCISE
                   DATE           OF SHARES        TERM           PRICE
                   ----           ---------        ----         --------

               May  7, 1999        100,000        3 years       $   0.75
               May 13, 1999        100,000        3 years       $   1.00
               May  7, 1999        300,000        3 years       $   0.75
               May  7, 1999        300,000       10 years       $   0.75
               May 13, 1999        100,000       10 years       $   1.00

NOTE 12    CONVERTIBLE DEBENTURES

           On June 30, 1999, the company authorized $200,000 of convertible debentures. The debentures bear interest at 8%, are unsecured and are due on June 21, 2000.

           Upon the effectiveness of the required registration statements, the debentures will automatically convert into 300,000 fully paid and nonassessable shares of common stock of the company.

NOTE 13    REAL ESTATE LEASE

           On June 1, 1999, the company leased a new facility from a related entity. The lease commenced on July 1, 1999, requires initial annual rentals of $153,600 (with annual increases) plus taxes and operating costs and expires on December 31, 2024. The company has also guaranteed the mortgage on the premises.

           Future minimum lease payments, excluding taxes and expenses, are as follows:

                October 31, 2000                       $   156,160
                October 31, 2001                           163,968
                October 31, 2002                           172,168
                October 31, 2003                           180,780
                October 31, 2004                           189,820
                November 1, 2004 - December 31, 2004       6,676,000

NOTE 14    ADVERTISING

           The company expenses all advertising as incurred. For the year ended October 31, 1999, the company charged to operations $15,492 in advertising costs.

                 IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

NOTE 15    INTEREST

           The company incurred interest expenses for the year ended October 31, 1999 of $49,537.

NOTE 16    RESEARCH AND DEVELOPMENT COSTS

           The company incurred research and development costs for the year ended October 31, 1999 of $5,014.

NOTE 17    WARRANTY RESERVE

           The company established a warranty reserve of $10,000 to cover any potential warranty costs on computer equipment that are not covered by the computer manufacturer's warranty.

NOTE 18    ECONOMIC DEPENDENCY

           The company purchases the majority of its computer equipment from three suppliers.

NOTE 19    OFFICERS' COMPENSATION

           On March 5, 1999, the company entered into three employment agreements with the following officers:

                                       PRESIDENT                       VICE
                                       AND CHIEF         VICE        PRESIDENT
                                       EXECUTIVE       PRESIDENT/        OF
                                        OFFICER        COMPTROLLER   OPERATIONS
                                       ---------       -----------   ----------
           Annual compensation       $   200,000       $    88,000   $    88,000
                                     ===========       ===========   ===========

NOTE 20 STOCK OPTIONS

           On January 31, 1999, the corporation adopted a stock option plan for the purpose of providing an incentive based form of compensation to the directors, key employees and service providers of the corporation.

           The stock subject to the plan and issuable upon exercise of options granted under the plan are shares of the corporation's common stock, $.001 par value, which may be either unissued or treasury shares. The aggregate number of shares of common stock covered by the plan and issuable upon exercise of all options granted shall be 5,000,000 shares, which shares shall be reserved for use upon the exercise of options to be granted from time to time.

                 IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

NOTE 20 STOCK OPTIONS (CONTINUED)

            The company issued the following options:

                  DATE OF        NUMBER                          VESTING
                 ISSUANCE       OF SHARES         RECIPIENT       PERIOD            TERM
                 --------       ---------         ---------       ------            ----

               April 22, 1999    800,000           Officers      One year          10 years
                                                              50% immediately
                                                              50% in six months

               April 22, 1999    240,000          Employees      Five years        10 years
                                                                20% per year

               April 22, 1999    200,000          Employee       Five years        10 years
                                                               10% immediately
                                                               balance over four
                                                                   years

               April 22, 1999    150,000          Directors      Two years         10 years
                                                               50% per year

               May 7, 1999       500,000          Employee       Immediately       10 years

               May 7, 1999        85,000          Employees      Five years        10 years
                                                               10,000 shares
                                                               immediately
                                                               balance over five
                                                                   years

               May 7, 1999       375,000          Employee     After two years,    10 years
                               ---------                       50% per year
                               2,350,000
                               =========

           The exercise price is the fair market value of the shares (average of bid and ask price) at the date of the grant which was .75(cents) per share.

           The company applied APB Opinion 25 and related interpretations in accounting for this stock option plan. Had compensation costs for the company's plan been determined based on the fair value at the grant date consistent with the method of FASB Statement 123, the company's net

                 IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

NOTE 20 STOCK OPTIONS (CONTINUED)

           income and earnings per share would not have changed.

           The fair value of the option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 30%, (3) risk-free interest rate of 6.40%, and (4) expected life of 10 years.

            A summary of the stock options is as follows:

                                                                             SHARES
                                                                             ------
                  Outstanding at November 1, 1998                                  0

                  Granted during the year                                  2,350,000
                                                                           ---------

                  Outstanding at October 31, 1999                          2,350,000
                                                                           =========

            Information regarding stock options outstanding as of October 31, 1999 is as follows:

                                                            OPTIONS OUTSTANDING
                                                     -------------------------------

                                                                         WEIGHTED
                                                     WEIGHTED             AVERAGE
                                                     AVERAGE             REMAINING
                    PRICE                            EXERCISE            CONTRACTUAL
                    RANGE         SHARES               PRICE                 LIFE
                    -----         ------             --------            -----------
             $     .75(cents)    2,350,000           $   .75          9 years, 6 months

                                             OPTIONS EXERCISABLE
                                             -------------------

                                                     WEIGHTED
                                                     AVERAGE
                    PRICE                            EXERCISE
                    RANGE         SHARES               PRICE
                    -----         ------             --------
                   $    0               0              N/A

           Since the exercise price and the fair market value of the stock were the same, there is no compensation costs to report and required pro-forma net income and earnings per share are the

                 IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

NOTE 20 STOCK OPTIONS (CONTINUED)

           same as the historical financial statement presentations.

NOTE 21 PLAN OF REORGANIZATION AND STOCK EXCHANGE AGREEMENT

           On January 1, 1999, the company issued 16,000,000 shares of newly issued restricted common stock for 100% of the issued and outstanding stock of Invnsys Technology Corporation. Invnsys Technology Corporation became a wholly-owned subsidiary of IBIZ Technology Corp. and the acquisition was accounted for as a reverse acquisition.

           The details of the results of operation (unaudited) for each separate company, prior to the date of combination, that are included in the current net income are:

                                                      INVNSYS            IBIZ
                                                    TECHNOLOGY        TECHNOLOGY
                                                    CORPORATION          CORP.
                                                    -----------       -----------
                Sales                                $ 402,127        $       0
            Cost of sales                              239,704                0
                                                     ---------        ---------

                  Gross profit                         162,423                0
           Selling, general and administrative
               expenses                                243,094           27,742
                                                     ---------        ---------
           (Loss) before income taxes (refund)         (80,671)         (27,742)
           Income taxes (refund)                       (20,150)               0
                                                     ---------        ---------
                  Net (loss)                         $ (60,521)       $ (27,742)
                                                     =========        =========

           There were no adjustments in the net assets of the combining companies to adopt the same accounting policies.

           Each of the companies had an October 31 fiscal year so no accounting adjustments were necessary.

           An (unaudited) reconciliation of revenues and earnings reconciled with the amounts shown in the combined financial statements is as follows:

           Net (loss) on IBIZ Technology Corp. at December 31, 1998             $ (27,742)
           Add Invnsys Technology Corporation (loss)
              for November 1, 1998 to December 31, 1998                           (60,521)
           Additional net (loss) from January 1, 1999 to October 31, 1999        (865,836)
                                                                                ---------
           Net (loss) for the year ended October 31, 1999                       $(954,099)
                                                                                =========

                 IBIZ TECHNOLOGY CORP. AND CONSOLIDATED SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                OCTOBER 31, 1999

NOTE 22 GOING CONCERN

           These financial statements are presented on the basis that the company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statement show that current liabilities exceed current assets by $897,021 and a shareholders' deficit of $429,063. In addition, sales have declined significantly from prior years. As described in note 23, the company obtained $600,000 of additional capital in November 1999.

NOTE 23 SUBSEQUENT EVENT

           In November 1999, the company issued $600,000 of 7% convertible debentures under the following terms and conditions:

            1.   Due date - November 9, 2004.

            2. Interest only on April 1 and November 1 of each year commencing January 1, 2000.

            3.   Warrants to purchase 100,000 shares of common stock at $
                 0.94 per share.

            4. Conversion terms - The debenture holder shall have the right to convert all or a portion of the outstanding principal amount of this debenture plus any accrued interest into such number of sales of common stock as shall equal the quotient obtained by dividing the principal amount of this debenture by the applicable conversion price.

            5.   Conversion price - Lesser of (i) $ 0.94 (fixed price) or
                 (ii) the product obtained by multiplying the average closing price by $ 0.80.

            6. Average closing price - The debenture holder shall have the election to choose any three trading days out of twenty trading days immediately preceding the date on which the holder gives the company a written notice of the holders' election to convert outstanding principal of this debenture.

            7. Redemption by company - If there is a change in control of the company, the holder of the debenture can request that the debenture be redeemed at a price equal to 125% of the aggregate principal and accrued interest outstanding under this debenture.

            8.   The debentures are unsecured.

            9. Any further issuance of common stock or debentures must be approved by debenture holders.

            10. Debenture holders have a eighteen month right of first refusal on future disposition of stock by the company.

            11. Restriction on payment of dividends, retirement of stock or issuance of new securities.

                                    PART III

                                INDEX TO EXHIBIT

 EXHIBIT NO.                        DESCRIPTION                                     PAGE NO.
 -----------                        -----------                                     --------
   2.01(1)       Plan of Reorganization and Stock Exchange Agreement dated
                 January 1, 1999

   3.01(1)       Articles of Incorporation, as amended

   3.02(1)       Bylaws

   10.1(1)       Citrix Business Alliance Membership Agreement dated
                 February 10, 1999, between INVNSYS and Citrix Systems, Inc.

   10.2(1) Client Software License Agreement dated December 30, 1998, between INVNSYS and Citrix Systems, Inc.

   10.3(1)       iBIZ Technology Corporation Distributed Software License
                 Agreement dated June 2, 1999, between iBIZ and Jeremy
                 Radlow

   10.4(1)       3Com Designed for Palm Computing Platform Logo License
                 Agreement, between iBIZ and Palm Computing, Inc.

   10.5(1)       iBIZ Technology Corp. Stock Option Plan dated January 31,
                 1999

   10.6(1)       Form of Stock Option

   10.7(1)       Lease Agreement dated June 1, 1999, between iBIZ and Lone
                 Cactus Capital Group, L.L.C.

   10.8(1)       Strategic Teaming and Marketing Agreement dated February
                 18, 1999, between iBIZ and Global Telephone Communication,
                 Inc.

   10.9(1)       Form of iBIZ Technology Corp. Common Stock Purchase Warrant

   10.10(1)      Form of iBIZ Technology Corp. Convertible Debenture

   10.11(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Kenneth Schilling

   10.12(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Terry Ratliff

   10.13(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Mark Perkins

   10.14(2) Securities Purchase Agreement dated November 9, 1999, between iBIZ and Globe United Holdings, Inc.

   10.15(2) 7% Convertible Debenture Due November 9, 2004, between iBIZ and Globe United Holdings, Inc.

   10.16(2)      Warrant dated November 9, 1999

   10.17(2) Registration Rights Agreement dated November 9, 1999, between iBIZ and Globe United Holdings, Inc.

   21.(1)        Subsidiaries of Registrant

   27.(2)        Financial Data Schedule

---------------
(1.) Incorporated by reference from iBIZ's Form 10-SB, File No. 027619, filed with the SEC on October 13, 1999.


(2.) Incorporated by reference from iBIZ Form 10-SB/A, File No. 027619, filed with the SEC on December 1, 1999.

            Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

              Dated this 15th day of December, 1999



                              IBIZ TECHNOLOGY CORP., A FLORIDA
                              CORPORATION


                              By: /s/ Kenneth W. Schilling
                                  ______________________________________________
                                  Kenneth W. Schilling, President, Director




                              By: /s/ Terry S. Ratliff
                                  ______________________________________________
                                  Terry S. Ratliff, Vice President,
                                  Comptroller, Director




                              By: /s/ Mark H. Perkins
                                  ______________________________________________
                                  Mark H. Perkins, Vice President of Operations, Director

                                INDEX TO EXHIBIT

 EXHIBIT NO.                        DESCRIPTION                                     PAGE NO.
 -----------                        -----------                                     --------
   2.01(1)       Plan of Reorganization and Stock Exchange Agreement dated
                 January 1, 1999

   3.01(1)       Articles of Incorporation, as amended

   3.02(1)       Bylaws

   10.1(1)       Citrix Business Alliance Membership Agreement dated
                 February 10, 1999, between INVNSYS and Citrix Systems, Inc.

   10.2(1) Client Software License Agreement dated December 30, 1998, between INVNSYS and Citrix Systems, Inc.

   10.3(1)       iBIZ Technology Corporation Distributed Software License
                 Agreement dated June 2, 1999, between iBIZ and Jeremy
                 Radlow

   10.4(1)       3Com Designed for Palm Computing Platform Logo License
                 Agreement, between iBIZ and Palm Computing, Inc.

   10.5(1)       iBIZ Technology Corp. Stock Option Plan dated January 31,
                 1999

   10.6(1)       Form of Stock Option

   10.7(1)       Lease Agreement dated June 1, 1999, between iBIZ and Lone
                 Cactus Capital Group, L.L.C.

   10.8(1)       Strategic Teaming and Marketing Agreement dated February
                 18, 1999, between iBIZ and Global Telephone Communication,
                 Inc.

   10.9(1)       Form of iBIZ Technology Corp. Common Stock Purchase Warrant

   10.10(1)      Form of iBIZ Technology Corp. Convertible Debenture

   10.11(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Kenneth Schilling

   10.12(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Terry Ratliff

   10.13(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Mark Perkins

   10.14(2) Securities Purchase Agreement dated November 9, 1999, between iBIZ and Globe United Holdings, Inc.

   10.15(2) 7% Convertible Debenture Due November 9, 2004, between iBIZ and Globe United Holdings, Inc.

   10.16(2)      Warrant dated November 9, 1999

   10.17(2) Registration Rights Agreement dated November 9, 1999, between iBIZ and Globe United Holdings, Inc.

   21.(1)        Subsidiaries of Registrant

   27.(2)        Financial Data Schedule

---------------
(1). Incorporated by reference from iBIZ's Form 10-SB, File No. 027619, filed with the SEC on October 13, 1999.


(2). Incorporated by reference from iBIZ's Form 10-SB/A, File No. 027619, filed with the SEC on December 1, 1999.